Filed pursuant to General Instruction II.L
of Form F-10; File No. 333-150994

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated June 5, 2008 to which it relates, and each document deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Director, Investor Relations of Northgate Minerals Corporation at 18 King Street East, Suite 1602, Toronto, Ontario, M5C 1C4, Telephone (416) 363-1701, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 5, 2008

New Issue	September 24, 2009

Cdn$100,156,000

34,300,000 Common Shares

This offering (the “Offering”) of common shares (the “Common Shares”) of Northgate Minerals Corporation (“Northgate” or the “Corporation”) consists of 34,300,000 Common Shares (collectively, with the Common Shares issuable pursuant to the Over-Allotment Option (as defined herein), the “Offered Shares”) at a price of Cdn$2.92 per Common Share (the “Offering Price”).

The Offered Shares are being offered pursuant to an underwriting agreement dated September 24, 2009 (the “Underwriting Agreement”) between the Corporation, CIBC World Markets Inc., Scotia Capital Inc., Canaccord Capital Corporation, Credit Suisse Securities (Canada), Inc., Genuity Capital Markets, Merrill Lynch Canada Inc., Research Capital Corporation, TD Securities Inc. and UBS Securities Canada Inc. (collectively, the “Underwriters”). In certain circumstances, the Underwriters may offer the Offered Shares at a price lower than the Offering Price in the Prospectus Supplement. See “Plan of Distribution”.

Northgate’s Common Shares are listed for trading under the symbol “NGX” on the Toronto Stock Exchange (“TSX”) and under the symbol “NXG” on the New York Stock Exchange Amex (“NYSE Amex”). On September 22, 2009, the date the Offering was announced, the closing sale prices of the Common Shares on the TSX and the NYSE Amex were Cdn$3.08 and US$2.86, respectively. Application has been made to list the Offered Shares on the TSX and the NYSE Amex.

Investing in the Common Shares involves a high degree of risk. Investors should carefully read “Risk Factors” beginning on page S-4 of this prospectus supplement (the “Prospectus Supplement”) and on page 2 of the accompanying base shelf prospectus (the “Base Shelf Prospectus”).

This Prospectus Supplement contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars, and US dollars are referred to as “US dollars” or “US$”. The reporting currency of the Corporation is US dollars.

The Corporation’s head office is located at 18 King Street East, Suite 1602, Toronto, Ontario, M5C 1C4. The Corporation’s registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

PRICE: Cdn$2.92 per Common Share

(Cover page continued on next page)

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters on the Corporation’s behalf by Torys LLP in Canada and the United States and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP as Canadian counsel and Skadden, Arps, Slate, Meagher & Flom LLP as United States counsel in connection with the Offering.

			Underwriters’		Net Proceeds to
	Price to Public		Fee		Northgate(1)

Per Common Share	Cdn$	2.92	Cdn$	0.1314	Cdn$	2.78
Total(2)	Cdn$	100,156,000	Cdn$	4,507,020	Cdn$	95,648,980

(1)	Before deduction of Northgate’s expenses of this Offering, estimated at $1,020,000, which, together with the Underwriters’ fee, will be paid from the proceeds of the Offering.

(2)	Northgate has granted to the Underwriters the right (the “Over-Allotment Option”), exercisable in whole or in part at any time until the date which is 30 days following the closing of the Offering, to purchase, on the same terms and conditions of the Offering, up to 5,145,000 Common Shares (the “Additional Shares”), being a number equal to 15% of the number of Common Shares sold in the Offering. If the Over-Allotment Option is exercised in full, the total price to the public will be $115,179,400, the Underwriters’ fee will be $5,183,073 and the net proceeds to Northgate will be $109,996,327. See “Plan of Distribution” in this Prospectus Supplement. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Common Shares issuable upon the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriter’s over-allotment position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

	Maximum Size or Number
Underwriters’ Position	of Securities Available	Exercise Period	Exercise Price

Over-Allotment Option	Option to acquire up to an additional 5,145,000 Common Shares	30 days following closing of the Offering	Cdn$	2.92

The Offering Price was determined by negotiation between the Corporation and the Underwriters. In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on September 30, 2009 or on such later date as the Corporation and the Underwriters may agree (the “Closing Date”), but not later than October 7, 2009.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Investors should read the tax discussion in this Prospectus Supplement under the captions “Certain Canadian Federal Income Tax Considerations for Canadian Residents”, “Certain Canadian Federal Income Tax Considerations for Non-Residents of Canada” and “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is existing under the laws of British Columbia, Canada, some of its officers and directors are residents of a foreign country, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities regulator has approved or disapproved of the Common Shares offered hereby, or determined if this Prospectus Supplement or accompanying Base Shelf Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

In this Prospectus Supplement, unless the context otherwise requires, the terms “Northgate”, “the Corporation”, “we”, “us” and “our” refer to Northgate Minerals Corporation and, where applicable, its subsidiaries.

This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Offered Shares and also adds to and updates certain information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Base Shelf Prospectus, which gives more general information, some of which may not apply to the Offered Shares. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of this Offering. Generally, the term “Prospectus” refers to both parts combined.

Investors should read the Prospectus Supplement along with the accompanying Base Shelf Prospectus. Investors should rely only on the information contained in or incorporated by reference in the Prospectus Supplement and the accompanying Base Shelf Prospectus. The Corporation has not authorized any other person to provide investors with different information. If anyone provides different or inconsistent information, investors should not rely on it. Investors should not assume that the information provided by the Prospectus Supplement or the accompanying Base Shelf Prospectus is accurate as of any date other than the date on the front of these documents. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates. The Common Shares are being offered only in jurisdictions in which offers and sales of such Common Shares are permitted.

If the information varies between the Prospectus Supplement and the accompanying Base Shelf Prospectus, you should rely on the information in the Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements included in or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and United States securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by the Corporation, including those related to future financial and operating performance and those related to the Corporation’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Corporation’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to in the section entitled “Risk Factors” in this Prospectus Supplement and the accompanying Base Shelf Prospectus, under the heading “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2008 (the “AIF”) and under the heading “Risks and Uncertainties” of Northgate’s Management’s Discussion and Analysis for the year ended December 31, 2008, all of which are incorporated by reference herein, and available on SEDAR at www.sedar.com. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in the Base Shelf Prospectus and this Prospectus Supplement are made as at the date of the original document, and have not been updated by the Corporation except as expressly provided for in this Prospectus. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. No information contained on the Corporation’s website is incorporated by reference into this Prospectus Supplement or the accompanying Base Shelf Prospectus regardless of any cross-reference thereto in any of the documents incorporated by reference herein or therein.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
MINERAL REPORTING STANDARDS

The disclosure in the Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” are used in this Prospectus Supplement and the accompanying Base Shelf Prospectus to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources or probable mineral reserves will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Prospectus Supplement is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein containing descriptions of the Corporation’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

EXCHANGE RATE DATA

The following table sets forth, for the Canadian dollar expressed in U.S. dollars: (i) the high and low exchange rates during each period, (ii) the rate of exchange in effect at the end of each of the periods indicated, and (iii) the average of the exchange rates in effect during such periods, in each case based on the Bank of Canada noon exchange rate.

						Six Months Ended
	Year Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009

Low for period	0.7159	0.7872	0.8528	0.8437	0.7711	0.9686	0.7692
High for period	0.8493	0.8690	0.9099	1.0905	1.0289	1.0289	0.9236
Rate at end of period	0.8308	0.8577	0.8581	1.0120	0.8166	0.9817	0.8602
Average rate for period	0.7697	0.8259	0.8820	0.9348	0.9441	0.9929	0.8291

On September 23, 2009, the U.S.-Canadian dollar noon exchange rate, as quoted by the Bank of Canada was Cdn$1.00 = US$0.9325.

THE CORPORATION

The Corporation’s head office is located at 18 King Street East, Suite 1602, Toronto, Ontario, M5C 1C4. The Corporation’s registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Northgate is a Canadian based gold and copper concentrate producer with operations in Canada and Australia. The Corporation owns and acquires properties and explores for precious and base metals. Northgate has three operating mines (described below) and the Young-Davidson project (the “YD Project”) which is an advanced development project located in Canada. Northgate’s mines consist of the low-grade Kemess South open pit mine that processes its ore through a flotation mill circuit in British Columbia, Canada, the Fosterville underground mine in Australia that recovers gold through a bacterial oxidation, flotation and carbon-in-leach circuit (“Fosterville”), and the Stawell underground mine in Australia that recovers gold through a carbon-in-leach circuit following sulphide flotation (“Stawell”).

On February 18, 2008, Northgate acquired Perseverance Corporation Pty Ltd, an Australian gold producer with two fully permitted gold mines, Fosterville and Stawell. The results of Fosterville and Stawell’s operations are included in the consolidated financial results of Northgate from the date of acquisition.

More detailed information regarding the Corporation, its operations and its properties can be found in the AIF and other publicly filed documents which are incorporated herein by reference. See “Documents Incorporated by Reference”.

Recent Developments

On July 14, 2009, Northgate announced a positive pre-feasibility study for its YD Project in Northern Ontario. The disclosure set forth below with respect to the YD Project is derived from a technical report dated August 27, 2009 entitled “Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” prepared by Gary Taylor, Lionel Magumbe, Jay C. Melnyk and Sheila E. Daniel for AMEC Americas Limited, an independent engineering firm, as well as Carl Edmunds, who is Northgate’s Exploration Manager. Each is a “Qualified Person” as that term is defined in NI 43-101. Highlights of the pre-feasibility study presented below are based on a gold price of US$725 per ounce and exchange rate of US$/Cdn$0.85:

•	Proven and probable reserves of 2.8 million ounces contained gold.

•	15-year mine-life at a mill throughput of 6,000 tonnes per day.

•	Average annual production of over 170,000 ounces of gold at a net cash cost of US$333 per ounce.

•	After the first two years of open pit production, average annual production for the next ten years will increase to over 190,000 ounces of gold at a net cash cost of US$326 per ounce.

•	Initial capital cost of US$293 million.

•	Sustaining capital costs of US$159 million during the life of the mine.

•	Pre-tax operating cash flow of US$548 million, net present value 5% of US$233 million, with an Internal Rate of Return of 13.2%.

•	Targeting commissioning in late 2011 with full production in early 2012.

•	Payback after start-up of production of 6.4 years.

On September 10, 2009, Northgate announced the discovery of a new zone of mineralization at its Young-Davidson property. The discovery was made by two geotechnical/condemnation holes drilled in the location of the proposed shaft that intersected a zone of syenite-hosted gold mineralization, 300 metres east of the known reserves and resources on the Young-Davidson property. Although much more work will be required to define the size and grade of the zone, the new zone has the potential to add to the 2.8 million ounces of reserves currently on the property. The new zone is immediately adjacent to the proposed shaft and any reserves that are ultimately identified in the area are expected to be mineable using the infrastructure that has been contemplated in the recently completed pre-feasibility study. The exploration results were prepared under the supervision of Carl Edmunds, who is Northgate’s Exploration Manager.

RISK FACTORS

Investment in the Offered Shares is subject to various risks including those risks inherent in the business of the Corporation. Before deciding whether to invest in any Offered Shares, investors should consider carefully the risks relating to the Corporation as described below and in the information incorporated by reference in this Prospectus Supplement (including subsequently filed documents incorporated by reference). Prospective purchasers should consider the categories of risks identified and discussed in the AIF, the accompanying Base Shelf Prospectus and elsewhere in the Corporation’s filings with Canadian and U.S. securities regulators. If any of the following risks actually occurs, the Corporation’s business would be harmed. The risks and uncertainties described below are not the only ones faced by the Corporation. Additional risks and uncertainties, including those which the Corporation are currently unaware of or that are deemed immaterial, may also adversely affect its business.

The stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Northgate’s Common Shares, regardless of its actual operating performance.

Risks related to the Offering

Additional issuances of Common Shares may result in dilution

The Corporation’s articles of incorporation permit the issuance of 100,000,000,000,000 Common Shares. Future issuances of additional Common Shares may result in dilution to the holders of the Common Shares and even the perception that such an issuance may occur could have a negative impact on the trading price of the Common Shares.

The market price of the Common Shares may be subject to fluctuations and may result in losses to investors

The market price of the Common Shares has been and may continue to be subject to fluctuations and volatility which may result in losses to investors. The trading price of the Common Shares may increase or decrease in response to a number of events and factors, some of which are beyond the Corporation’s control, including:

•	trends in the gold and copper mining industries and the markets in which the Corporation operates;

•	changes in the market price of the commodities the Corporation sells;

•	changes in financial estimates and recommendations by securities analysts;

•	future issuances of Common Shares or other financings;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Corporation or its competitors;

•	quarterly variations in operating results;

•	global and regional political and economic conditions;

•	general stock market conditions;

•	the operating and share performance of other companies that investors may deem comparable to the Corporation; and

•	the events discussed in the “Risk Factors” section beginning at page 2 of the Base Shelf Prospectus and at page 12 of the AIF, each incorporated by reference herein. See “Documents Incorporated by Reference”.

The stock markets, including the TSX and the NYSE Amex, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the Common Shares. As a result, a holder may not be able to resell their Common Shares at or above the Offering Price.

The Corporation does not currently pay a dividend and does not intend to declare dividends in the foreseeable future

The Corporation does not currently pay a dividend. The decision to continue this policy will be made by the board of directors of Northgate from time to time based upon, among other things, cash flow, the results of operations and the financial condition of Northgate and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the board of directors of Northgate considers relevant. The Corporation does not currently intend to pay dividends or to make any other distributions, which may limit the way in which investors may realize any returns on their investment.

Current global financial conditions have been subject to increased volatility

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing continues to be negatively impacted by the recent liquidity crisis in global credit markets. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares could continue to be adversely affected.

The Corporation could be classified as a “passive foreign investment company” (“PFIC”) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for the current taxable year or a future taxable year, which may result in adverse tax consequences for U.S. Holders (as defined herein)

Based on available financial information, current business plans and the nature of the Corporation’s business, the Corporation does not believe it will be a PFIC under Section 1297 of the Code for its taxable year ending December 31, 2009 or subsequent taxable years. However, there can be no assurance that the IRS will not successfully challenge this position or that the Corporation will not become a PFIC in a future taxable year, because PFIC status is determined on an annual basis and depends on the Corporation’s assets and income in each taxable year. Consequently, shareholders and potential investors that are U.S. taxpayers (including U.S. Holders) should be aware that the Corporation may be a PFIC for a taxable year in which they hold Common Shares offered pursuant to the Prospectus Supplement. Depending on the availability of certain elections, the PFIC rules can, among other things, accelerate the timing of the recognition of taxable income and recharacterize what would otherwise be capital gain as ordinary income. The effect of these rules on a U.S. taxpayer’s ownership of Common Shares is discussed below in the section entitled “Certain Income Tax Considerations — Certain U.S. Federal Income Tax Considerations for U.S. Holders.”

USE OF PROCEEDS

The Corporation expects to receive approximately Cdn$94,628,980 in net proceeds from this Offering, after deducting the Underwriters’ commission and the estimated fees and expenses of the Offering. If the Over-Allotment Option is exercised in full, the net proceeds will be approximately Cdn$108,976,327.

We intend to use approximately 90% of the net proceeds from the Offering to finance the development of the YD Project and approximately 10% for general corporate purposes.

CONSOLIDATED CAPITALIZATION

The table below sets forth the Corporation’s consolidated capitalization as at June 30, 2009 on an actual basis and as adjusted to give effect to the Offering, based on public offering price of Cdn$2.92 per Common Share, and after deducting the Underwriters’ commission and the estimated fees and expenses of the Offering. Investors should read this table in conjunction with our unaudited interim consolidated financial statements for the three and six months ended June 30, 2009, incorporated by reference into this Prospectus Supplement and the accompanying Base Shelf Prospectus.

	As at June 30, 2009
		As
(Expressed in thousands of US$, except share amounts.)	Actual	Adjusted(1,2)
	(unaudited)

Cash and Cash Equivalents:	120,759	209,001
Debt:
Current Portion of Long-Term Debt	—	—
Capital Lease Obligations	9,337	9,337
Long-Term Debt	—	—
Total Debt	9,337	9,337
Common Shareholders’ Equity	485,157	572,644
Total Consolidated Capitalization	494,494	581,981
Common Shares Outstanding(3)	255,965,028	290,265,028

(1)	Assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the “as adjusted” amount for (i) cash and cash equivalents would be US$222,379,000, (ii) total debt would be US$9,337,000; (iii) common shareholders’ equity would be US$586,022,000, (iv) total consolidated capitalization would be US$595,359,000; and (v) the common shares outstanding would be 295,410,028.

(2)	Proceeds of the offering calculated using the U.S.-Canadian dollar noon exchange rate on September 23, 2009, as quoted by the Bank of Canada. See “Exchange Rate Data”.

(3)	Not including the effects of dilution relating to Northgate’s outstanding options.

PRICE RANGE AND TRADING VOLUME OF LISTED SHARES

The Common Shares of Northgate are listed on the TSX and the NYSE Amex under the symbol “NGX” and “NXG” respectively. The following table sets forth, for the periods indicated, the market price ranges and trading volumes of the Common Shares on the TSX and the NYSE Amex.

TSX

	High	Low
Month	($)	($)	Volume

September 2009 (to September 23)	3.32	2.40	13,962,494
August 2009	2.75	2.25	6,502,147
July 2009	2.67	2.25	8,290,461
June 2009	2.82	2.12	15,082,517
May 2009	2.73	1.68	15,491,742
April 2009	1.80	1.48	7,332,931
March 2009	1.82	1.21	8,641,594
February 2009	1.92	1.38	11,787,093
January 2009	1.56	0.97	15,604,083
December 2008	1.16	0.67	27,999,020
November 2008	1.05	0.68	21,910,669
October 2008	1.49	0.69	20,028,012
September 2008	1.71	1.22	21,821,423

NYSE

	High	Low
Month	(US$)	(US$)	Volume

September 2009 (to September 23)	3.32	2.17	58,523,175
August 2009	2.57	2.02	40,313,700
July 2009	2.46	1.92	36,044,600
June 2009	2.45	1.83	71,612,200
May 2009	2.47	1.40	62,085,100
April 2009	1.50	1.20	31,143,300
March 2009	1.48	0.94	44,946,800
February 2009	1.53	1.11	56,304,900
January 2009	1.29	0.80	39,433,500
December 2008	0.98	0.56	43,905,100
November 2008	0.92	0.55	34,474,400
October 2008	1.40	0.56	59,446,400
September 2008	1.66	1.01	76,334,200

PRIOR SALES

The Corporation has not issued any Common Shares during the 12-month period prior to the date of this Prospectus Supplement except in connection with the exercise or grant of employee options and shares issued under the Corporation’s Employee Share Purchase Plan. In the 12 months preceding the date hereof, an aggregate of 144,000 shares have been issued pursuant to the Corporation’s option plan at issue prices ranging from $1.03 to $2.60.

DESCRIPTION OF COMMON SHARES

The Corporation has an authorized share capital consisting of 100,000,000,000,000 shares of each of the following classes: Common Shares, Class A and Class B preferred shares, all without par value. As at September 23, 2009, 256,083,817 Common Shares and no Class A or Class B preferred shares were issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the board of directors of the Corporation, subject to the prior rights of the holders of any shares ranking senior to the Common Shares in the payment of dividends. In the event of the dissolution, liquidation or winding-up of the Corporation, the holders of the Common Shares, subject to the prior rights of the holders of any shares ranking senior to the Common Shares with respect to priority in the distribution of the property and assets of the Corporation upon dissolution, liquidation or winding-up, will be entitled to receive on a pro rata basis the remaining property and assets of the Corporation. Holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of the Corporation’s shareholders, except a meeting where only the holders of another class or series of shares are entitled to vote separately as a class or series. The Common Shares carry one vote per share.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase on September 30, 2009 or such later date as may be agreed upon, but not later than October 7, 2009, subject to the terms and conditions stated therein, 34,300,000 Common Shares at a price of $2.92 per Common Share payable to the Corporation against delivery of such Common Shares. Closing of the Offering is conditional upon certain closing conditions set forth in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any Common Shares are purchased under the Underwriting Agreement. The Underwriting Agreement provides that the Underwriters will be paid a fee per share equal to $0.1314 per Common Share on account of underwriting services rendered in connection with the Offering, which fee will be paid out of the proceeds of the Offering.

The Corporation has granted to the Underwriters the Over-Allotment Option, whereby they may purchase up to an additional 5,145,000 Common Shares, on the same terms as set forth above solely to cover over-allotments, if any. The Underwriters have 30 days from the Closing Date to exercise the Over-Allotment Option. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Common Shares issuable upon the exercise of the Over-Allotment Option. A purchaser who acquires Offered Shares forming part of the Underwriter’s over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In connection with the Offering, the Corporation has agreed that it will not, directly or indirectly, without the prior written consent of CIBC World Markets Inc., such consent not to be unreasonably withheld,: (a) issue, offer, sell, secure, pledge, grant any option, right or warrant to purchase or otherwise lend, transfer or dispose of (or agree to do any of such things or announce any intention to do any of such things) any Common Shares or any securities convertible into, or exchangeable or exercisable for, Common Shares; or (b) make any short sale, engage in any hedging transactions, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction is to be settled by delivery of Common Shares, other securities, cash or otherwise, for a period commencing on the date hereof and ending on the date that is 90 days after the Closing Date, except that the Corporation may (i) issue Common Shares or securities convertible into or exercisable for Common Shares pursuant to the Corporation’s share option plan and employee share purchase plan in effect as of the date of this Prospectus Supplement, (ii) issue Common Shares issuable upon the exercise of options, (iii) issue Common Shares or other securities convertible into Common Shares in connection with an acquisition of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions provided that, the number of Common Shares issuable (iii) shall not exceed 10% of the outstanding Common Shares on the date of this Prospectus Supplement and, provided, further, that except in the circumstances of an unsolicited bid, any such securities issued may not be subsequently disposed of until 90 days after the date of this Prospectus Supplement. In addition, as a condition of closing of the Offering, the directors and officers of the Corporation that file insider reports under Canadian securities laws have agreed not to sell, transfer, assign pledge or otherwise dispose of any securities of the Corporation owned, directly or indirectly, by such directors and officers until the date that is 90 days following the Closing Date without the prior consent of CIBC World Markets Inc., such consent not to be unreasonably withheld.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Offered Shares are offered to an amount not greater than the Offering Price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation.

The Underwriting Agreement provides that the Underwriters will be paid a fee equal to $0.1314 for each Common Share sold pursuant to the Offering.

The Offering of the Common Shares is being made concurrently in each of the provinces and territories of Canada, with the exception of Quebec where no Common Shares are being offered, and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in the United States and Canada. The Underwriters will offer the Common Shares for sale in the United States and Canada either directly or through their respective broker-dealer affiliates or agents registered in each jurisdiction. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Common Shares outside the United States and Canada.

A global certificate representing the Common Shares will be issued in registered form only to CDS Clearing and Depository Services Inc. (“CDS”), or its nominee, and will be deposited with CDS on closing of the Offering. A purchaser of the Common Shares under the Offering will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Common Shares are purchased.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot Common Shares and may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while this Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may create a naked short position if they are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in this Offering.

The Underwriters must close out any naked short position by purchasing Common Shares in the open market. The Underwriters may close out any covered short position either through delivery of Common Shares obtained through exercise of the Over-Allotment Option, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared to the price at which they may purchase Common Shares through the Over-Allotment Option.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter is required to pay to the Underwriters a portion of the Underwriters’ fee received by it because the syndicate has repurchased Common Shares sold by or for the account of that Underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, the NYSE Amex, in the over-the-counter market or otherwise.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Offering Price of the Common Shares offered under this Prospectus Supplement was determined by negotiation between the Corporation and the Underwriters.

It is expected that delivery of the Common Shares offered hereby will be made against payment therefor on or about the Closing Date, which will be more than three business days following the date of this Prospectus Supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the United States Securities Exchange Act of 1933, as amended (the “U.S. Exchange Act”), trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Common Shares prior to the Closing Date will be required, by virtue of the fact that the Common Shares will not settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Common Shares who wish to trade their Common Shares prior to the Closing Date should consult their own advisors.

Application has been made to list the Common Shares offered by this Prospectus Supplement on the TSX and the NYSE Amex. Listing will be subject to us fulfilling all of the listing requirements of the TSX and the NYSE Amex.

The Corporation and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under applicable Canadian securities legislation and United States federal securities laws.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from, and including, the date on which the Prospectus Directive is implemented in the relevant member state, an offer to the public of any Common Shares which are the subject of this Offering may not be made in that relevant member state prior to the publication of a prospectus in relation to such Common Shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that an offer to the public in that relevant member state of Common Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of CIBC World Markets Inc. for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Common Shares shall result in a requirement for the publication by us or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this notice, the expression an “offer to the public” in relation to any Common Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Each purchaser of Common Shares described in this Prospectus Supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

We have not authorized and do not authorize the making of any offer of the Common Shares through any financial intermediary on our behalf, other than offers made by the Underwriters and their respective affiliates with a view to the final placement of the Common Shares as contemplated in this short form prospectus. Accordingly, no purchaser of the Common Shares, other than the Underwriters and their respective affiliates, is authorized to make any further offer of the Common Shares on our behalf or on behalf of the Underwriters.

Notice to Prospective Investors in the United Kingdom

This Prospectus Supplement is only being distributed to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “financial promotion order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the financial promotion order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of the Common Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This Prospectus Supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons; and any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The Common Shares may not and will not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland, and neither this Prospectus Supplement nor any other solicitation for investments in the Common Shares may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This Prospectus Supplement may not be copied, reproduced, distributed or passed on to others without the Underwriters’ prior written consent. This Prospectus Supplement is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Federal Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this short form prospectus may not comply with the information required under the relevant listing rules. The Common Shares have not been and will not be approved by any Swiss regulatory authority. The Common Shares have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the Common Shares.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations For Canadian Residents

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Common Shares pursuant to the Offering and who, within the meaning of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada, deals at arm’s length and is not affiliated with us or the Underwriters, and holds or will hold the Common Shares as capital property (a “Resident Purchaser”). Generally the Common Shares will be capital property to a Resident Purchaser provided the Resident Purchaser does not acquire or hold those Common Shares in the course of carrying on business or as part of an adventure or concern in the nature of trade. Certain Resident Purchasers whose Common Shares do not otherwise qualify as capital property may be entitled, in certain circumstances, to make the irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Purchaser in the taxation year of the election, and in all subsequent years, deemed to be capital property.

This summary is not applicable to a purchaser that is a “financial institution” for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, to a purchaser an interest in which is a “tax shelter investment”, to a purchaser that is a “specified financial institution” or to a purchaser that has elected to report its “Canadian tax results” in a “functional currency” in accordance with the provisions of the Tax Act (all as defined in the Tax Act). Such taxpayers should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and regulations thereunder, specific proposals to amend the Tax Act or regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax laws or considerations, which might differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted or that they will be enacted in the form announced by the Minister of Finance (Canada).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect an investor. Accordingly, prospective purchasers of Common Shares should consult their own tax advisors with respect to their particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars including dividends, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than Canadian generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Dividends

Dividends (including deemed dividends) received on Common Shares in a taxation year by a Resident Purchaser who is an individual will be included in the individual’s income for that year and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to any dividends designated by us as “eligible dividends” in accordance with the Tax Act. Taxable dividends received by an individual may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends (including deemed dividends) received on Common Shares in a taxation year by a Resident Purchaser that is a corporation will be included in the corporation’s income for that year and generally will be deductible in computing such corporation’s taxable income. A Resident Purchaser that was, at any time in a taxation year, a “private corporation” as defined in the Tax Act, or a corporation controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received on the Common Shares in that year to the extent that such dividends are deductible in computing the corporation’s taxable income for the year.

Disposition of Common Shares

In general, a disposition, or a deemed disposition, of a Common Share by a Resident Purchaser will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Purchaser of the Common Share. The adjusted cost base to the Resident Purchaser of a Common Share acquired pursuant to the Offering will be determined by averaging the cost of the Common Share with the adjusted cost base of all other Common Shares held by that Resident Purchaser as capital property at that time.

Generally, one-half of a capital gain must be included in income as a taxable capital gain. One-half of a capital loss is an allowable capital loss. Subject to and in accordance with the provisions of the Tax Act, an allowable capital loss realized in a year must be deducted by the Resident Purchaser in computing income to the extent of any taxable capital gains realized in the year, and any allowable capital loss not deductible in the year it is realized generally may be carried back and deducted against net taxable capital gains in any of the three preceding years or carried forward and deducted against net taxable capital gains in any subsequent year. Capital gains realized by an individual may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Purchaser that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where the Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Purchasers to whom these rules may be relevant should consult their own tax advisors.

A Resident Purchaser that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

Certain Canadian Federal Income Tax Considerations For Non-Residents of Canada

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Common Shares pursuant to the Offering and who, within the meaning of the Tax Act and at all relevant times, is not and is not deemed to be a resident of Canada, deals at arm’s length and is not affiliated with us or the Underwriters, holds or will hold the Common Shares as capital property and does not use or hold and is not deemed to use or hold the Common Shares in a business carried on in Canada (a “Non-Resident Purchaser”).

Special rules which are not discussed in this summary may apply to a non-resident insurer carrying on business in Canada and elsewhere.

This summary is based upon the current provisions of the Tax Act and regulations thereunder, the Proposed Amendments, and counsel’s understanding of the current published administrative policies and assessing practices of the CRA. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax laws or considerations, which might differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted or that they will be enacted in the form announced by the Minister of Finance (Canada).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect an investor. Accordingly, prospective purchasers of Common Shares should consult their own tax advisors with respect to their particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars including dividends, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than Canadian generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Purchaser on the Common Shares will be subject to Canadian withholding tax at the rate of 25% subject to any reduction in the rate of withholding to which the Non-Resident Purchaser is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Purchaser is resident. For example, where the Non-Resident Purchaser is a U.S. resident entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposition of Common Shares

A Non-Resident Purchaser will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Common Share, unless the Common Share is or is deemed to be “taxable Canadian property” to the Non-Resident Purchaser for purposes of the Tax Act and the Non-Resident Purchaser is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Purchaser is resident.

Generally, provided the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at the time of disposition or deemed disposition, the Common Shares will not constitute taxable Canadian property of a Non-Resident Purchaser, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the Non-Resident Purchaser, persons with whom the Non-Resident Purchaser did not deal with at arm’s length or the Non-Resident Purchaser together with all such persons, owned 25% or more of the issued Common Shares or any other class or series of shares of us. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares would be deemed to be taxable Canadian property. Non-Residents Purchasers whose Common Shares constitute taxable Canadian property should consult with their own tax advisors.

Certain U.S. Federal Income Tax Considerations For U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relevant to U.S. Holders, as defined below, of the ownership and disposition of Common Shares issued pursuant to the Offering. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, judicial authorities, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect or differing interpretations which could affect the tax considerations described herein.

A “U.S. Holder” is a beneficial owner of the Common Shares that is (a) a U.S. citizen or individual resident alien for U.S. federal income tax purposes; (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, the District of Columbia or any state in the United States; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made an election under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion only addresses U.S. Holders who beneficially own Common Shares as “capital assets” (generally, property held for investment). The discussion does not address all the tax consequences that might be relevant to U.S. Holders in light of their particular circumstances, nor does it discuss the U.S. federal income tax consequences to U.S. Holders subject to special treatment under the Code, including: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that beneficially own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders who are U.S. expatriates or former long-term residents of the United States; or (h) U.S. Holders that beneficially own or owned (directly, indirectly, or by attribution) 10 percent or more of the voting power of the outstanding stock of the Corporation.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns the Common Shares, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partnerships that beneficially own Common Shares, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of holding the Common Shares.

Prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of the Common Shares in light of their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, distributions with respect to our Common Shares (before reduction for Canadian withholding taxes) out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and must be includable in a U.S. Holder’s ordinary income when received. Certain dividends received by a non-corporate U.S. shareholder, including an individual, from a non-U.S. corporation during taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15% under current law, provided the U.S. shareholder has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (i.e., the first date that a purchaser of Common Shares will not be entitled to receive such dividend) and certain other conditions are satisfied. Dividends received from a non-U.S. corporation generally will qualify for this reduced tax rate if the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information provision and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Treasury Department has determined that the Canada-United States Income Tax Convention of 1980, as amended (the “Treaty”) is satisfactory for such purposes. Dividends received from a non-U.S. corporation that otherwise meets this qualification will not qualify for the reduced rate if the non-U.S. corporation is a PFIC for the taxable year in which a dividend is paid or was a PFIC for the previous taxable year. Subject to the PFIC rules discussed below, we believe that we are eligible for the benefits of the Treaty and that any dividends that we pay to non-corporate U.S. Holders, including individuals, should qualify for the 15% maximum tax rate under current law. Dividends on our Common Shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

A U.S. Holder may be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on dividends received by such U.S. Holder, subject to applicable limitations in the Code. Dividends generally will be income from sources outside the United States and generally will be “passive category income” or, in certain circumstances, “general category income” for purposes of computing the U.S. foreign tax credit allowable to a U.S. Holder. The rules governing the U.S. foreign tax credit are complex. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in light of their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, then such excess amount would be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted basis in Common Shares with respect to which the distribution is made (resulting in a corresponding reduction in the tax basis of such shares) and as a capital gain to the extent such portion exceeds such holder’s adjusted basis in such shares. As a non-U.S. corporation, the Corporation does not maintain books and records for the purpose of determining its current and accumulated earnings and profits for U.S. federal income tax purposes. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax reporting purposes.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of Common Shares in an amount equal to the difference between the amount received for the Common Shares and the U.S. Holder’s adjusted tax basis in such Common Shares. Generally, such gain or loss will be a capital gain or loss. Capital gains of non-corporate U.S. Holders, including individuals, derived with respect to capital assets held for more than one year are generally eligible for reduced rates of U.S. federal income tax under current law. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Special, generally adverse, U.S. federal income tax rules apply to U.S. persons who beneficially own shares of a non-U.S. corporation that is classified as PFIC within the meaning of Section 1297 of the Code. A non-U.S. corporation is classified as a PFIC for each taxable year during which (after applying certain look-through rules with respect to the income and assets of subsidiaries): (i) 75% or more of such corporation’s gross income constitutes “passive income” or (ii) 50% or more of the average value of all of such corporation’s assets produces or is held for the production of passive income. For this purpose, passive income generally includes, among other items, dividends, interest, certain rents and royalties, certain net gains from the sales of commodities, and gains from the disposition of property that produces such income. However, passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. If the Corporation is classified as a PFIC for any taxable year in which a U.S. Holder beneficially owns Common Shares, the Corporation generally will continue to be classified as a PFIC with respect to such holder for any subsequent taxable year in which such holder beneficially owns Common Shares, even if the Corporation’s income or assets would not otherwise cause it to be treated as a PFIC in such subsequent taxable year.

Based on available financial information, current business plans and the nature of the Corporation’s business, the Corporation does not believe it will be a PFIC for its taxable year ending December 31, 2009 or subsequent taxable years. However, there can be no assurance that the IRS will not successfully challenge this position or that the Corporation will not become a PFIC in a future taxable year, because PFIC status is determined on an annual basis and depends on the Corporation’s assets and income in each taxable year. Consequently, U.S. Holders should be aware that the Corporation may be a PFIC for a taxable year in which they beneficially own Common Shares.

In general, if the Corporation were a PFIC for any taxable year during which a U.S. Holder owns Common Shares, gain recognized by the U.S. Holder on a sale or other taxable disposition (including, under certain circumstances, a pledge) of the Common Shares would be allocated ratably over the U.S. Holder’s holding period for the Common Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before the Corporation became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for such other taxable year and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, any distributions in respect of Common Shares to the extent they exceed 125 percent of the average of the annual distributions on Common Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, (“excess distributions”) would be subject to taxation as described above. To mitigate these adverse tax consequences, a U.S. Holder may be eligible to make:

•	a “qualified electing fund” election (a “QEF election”), whereby such holder is taxed currently on a pro rata portion of the Corporation’s ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or

•	a “mark to market” election, whereby such holder agrees for the year of the election and each subsequent taxable year to recognize ordinary gain or loss, subject to certain limitations, based on the increase or decrease in the fair market value of the Common Shares for such taxable year. A U.S. Holder’s tax basis in Common Shares would be adjusted to reflect such income or loss.

For a U.S. Holder to make a QEF election, the Corporation would have to provide certain information regarding such holder’s pro rata share of the Corporation’s ordinary earnings and net capital gain. The Corporation currently does not intend to provide such information in the event it is classified as a PFIC. For a U.S. Holder to make a mark-to-market election, Common Shares must constitute “marketable stock” for U.S. federal income tax purposes. The Corporation believes that Common Shares constitute marketable stock, though there can be no assurance that this will continue to be the case.

Each U.S. Holder should consult its own tax advisors regarding the U.S. federal income tax consequences of owning Common Shares if the Corporation were to be a PFIC in any taxable year and the potential application of the PFIC rules in light of such holder’s particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends on the Common Shares and the proceeds of the sale or other taxable disposition of the Common Shares unless a U.S. Holder is an exempt recipient, such as a corporation. Backup withholding generally will not apply to such payments unless a U.S. Holder fails to provide a taxpayer identification number, fails to comply with certain certification procedures or otherwise fails to establish an exemption from backup withholding. If backup withholding applies, the relevant payor must withhold U.S. federal income tax on such payments (currently at a 28% rate). Any amount withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Northgate’s Director of Investor Relations at 18 King Street East, Suite 1602, Toronto, Ontario, M5C 1C4, Telephone (416) 363-1701 and are also available electronically at www.sedar.com or www.sec.gov.

The following documents of Northgate, which have been filed with, or furnished to, securities commissions or similar authorities in Canada and the SEC, are also specifically incorporated by reference into, and form an integral part of, the accompanying Base Shelf Prospectus, as supplemented by this Prospectus Supplement:

(a) the Annual Information Form for the year ended December 31, 2008;

(b) the audited comparative consolidated financial statements for the financial years ended December 31, 2008 and 2007;

(c) management’s discussion and analysis of financial condition and results of operations for the annual comparative consolidated financial statements as at and for the years ended December 31, 2008 and 2007;

(d) the management proxy circular dated March 27, 2009 for Northgate’s annual meeting of shareholders held on May 8, 2009;

(e) the unaudited comparative interim consolidated financial statements for the three and six month periods ended June 30, 2009 and 2008 and the notes thereto;

(f) management’s discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2009; and

(g) the material change report dated July 20, 2009 announcing a positive pre-feasibility study for YD Project.

Any documents of the types referred to in paragraphs (a) through (g) above (excluding confidential material change reports) and any business acquisition reports filed by the Corporation with the securities regulatory authorities in Canada or filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the termination of the offering of Common Shares hereunder shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Base Shelf Prospectus. Any document filed by the Corporation with the SEC or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the U.S. Exchange Act after the date of this Prospectus Supplement shall also be deemed to be incorporated by reference into the Prospectus Supplement and the accompanying Base Shelf Prospectus if and to the extent provided in such document.

Any statement contained in a document incorporated or deemed to be incorporated by reference in the accompanying Base Shelf Prospectus shall be deemed to be modified or superseded for the purposes of the Base Shelf Prospectus to the extent that a statement contained therein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Base Shelf Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and the accompanying Base Shelf Prospectus under “Documents Filed as Part of the Registration Statement”, the Underwriting Agreement will be filed with the SEC as part of the registration statement to which this Prospectus Supplement relates. In addition, the consent of KPMG LLP has been filed with the SEC and incorporated by reference as an exhibit to the Registration Statement to which this Prospectus Supplement relates.

LEGAL MATTERS

Certain legal matters relating to the Offered Shares will be passed upon on the Corporation’s behalf by Torys LLP, as Canadian and United States counsel to the Corporation, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP and Skadden, Arps, Slate, Meagher & Flom LLP, as Canadian and United States counsel, respectively.

INTERESTS OF EXPERTS

The Corporation has been advised that each of the professionals that prepared the technical report entitled “Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” (see “The Corporation — Recent Developments”) beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares. The Corporation has been advised that none of the non-employee “Qualified Persons” held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the report referred to above or following the preparation of such report, nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports. As of the date hereof, the lawyers of each of Torys LLP and Osler, Hoskin & Harcourt LLP, directly or indirectly, in aggregate, own less than one percent of the Corporation’s outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in the City of Vancouver, British Columbia.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 5, 2008
$250,000,000
Debt Securities
Common Shares
Warrants to Purchase Equity Securities
Warrants to Purchase Debt Securities
Share Purchase Contracts
Share Purchase or Equity Units
Northgate Minerals Corporation (“Northgate” or the “Corporation”) may offer and issue from time to time, debt securities (the “Debt Securities”), common shares (the “Equity Securities”), warrants to purchase Equity Securities (“Equity Warrants”) and warrants to purchase Debt Securities (“Debt Warrants”), (the Equity Warrants and Debt Warrants collectively referred to as the “Warrants”), share purchase contracts and share purchase or equity units (all of the foregoing collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of $250,000,000 during the 25-month period that this base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).
Investing in Northgate’s securities involves a high degree of risk. Investors should carefully read the “Risk Factors” section of this Prospectus.
This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. Information regarding the impact upon our audited comparative financial statements of significant differences between Canadian and United States generally accepted accounting principles (“Canadian GAAP” and “U.S. GAAP”, respectively) is contained in a supplementary note (entitled “Reconciliation to United States Generally Accepted Accounting Principles”) to Northgate’s audited comparative financial statements for the financial years ended December 31, 2007 and 2006, dated February 18, 2008, incorporated by reference in this Prospectus.
Investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is existing under the laws of British Columbia, Canada, its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.
Neither the United States Securities and Exchange Commission (the “SEC”), nor any state securities regulator has approved or disapproved the Securities offered hereby or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of Equity Securities, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Equity Securities being offered; (iii) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iv) in the case of share purchase contracts, the number and terms of the Equity Securities to be purchased under the share purchase contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the share purchase contract and any other specific terms; and (v) in the case of share purchase or equity units, the terms of the share purchase contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the share purchase contact by the Debt Securities or third party obligations and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.
Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction or unless the Prospectus Supplement describing the specific terms of the Warrants to be offered separately is first approved for filing by each of the securities commissions or similar regulatory authorities in Canada where the Warrants will be offered for sale.
All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to investors together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. An applicable Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. The common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “NGX” and the American Stock Exchange (“AMEX”) under the symbol “NXG”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Equity Securities will not be listed on any securities exchange. The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP, with respect to Canadian legal matters, and Dorsey & Whitney LLP, with respect to U.S. legal matters.
This Prospectus contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and US dollars are referred to as “US dollars” or “US$”.
In this Prospectus, “Northgate” and “the Corporation” refer to Northgate Minerals Corporation and, where applicable, its subsidiaries.
The Corporation’s head office is located at 815 Hornby Street, Suite 406, Vancouver, British Columbia, V6Z 2E6. The Corporation’s registered office is located at 1500-1040 West Georgia Street, Vancouver, British Columbia, V6E 4H8.

Investors should rely only on the information contained or incorporated by reference in this Prospectus. The Corporation has not authorized anyone to provide investors with different information. If anyone provides investors with different or inconsistent information, they should not rely on it. The Corporation is not making an offer to sell Securities in any jurisdiction where the offer or sale is not permitted.

-i-

FORWARD-LOOKING STATEMENTS
This Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate, including those related to future financial and operating performance and those related to Northgate’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Corporation’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to in the section entitled “Risk Factors” in this Prospectus, under the heading “Risk Factors” of Northgate’s revised Annual Information Form for the year ended December 31, 2007 (the “AIF”) and under the heading “Risks and Uncertainties” of Northgate’s amended Management’s Discussion and Analysis for the year ended December 31, 2007, both of which are incorporated by reference herein, and are available on SEDAR at www.sedar.com. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this Prospectus and an applicable Prospectus Supplement are made as at the date of the original document, and have not been updated by the Corporation except as expressly provided for in this Prospectus. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
MINERAL REPORTING STANDARDS
The disclosure in this Prospectus and documents incorporated by reference has been, and any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” are used in this Prospectus and documents incorporated by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”), does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources or probable mineral reserves will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Prospectus or any Prospectus Supplement is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Prospectus and any Prospectus Supplement containing descriptions of the Corporation’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
EXCHANGE RATE INFORMATION
The following table sets forth certain exchange rates based on the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). These rates are set forth as US dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On June 4, 2008, the inverse of the noon buying rate was US$0.986 equals $1.00:

	Three months ended
	March 31,				Year ended December 31,
	2008		2007		2007		2006		2005
High for period	US$	1.0291	US$	0.8673	US$	1.0908	US$	0.9100	US$	0.8690
Low for period	US$	0.9714	US$	0.8437	US$	0.8437	US$	0.8528	US$	0.7872
Rate at end of period	US$	0.9732	US$	0.8673	US$	1.0120	US$	0.8582	US$	0.8579
Average rate for the period (1)	US$	0.9974	US$	0.8567	US$	0.9419	US$	0.8850	US$	0.8282

(1)	The average of the inverse of the noon buying rate on the last day of each month during the applicable period.
THE CORPORATION
Northgate is a Canadian based gold and copper concentrate producer with operations in Canada and Australia. The Corporation owns and acquires properties and explores for precious and base metals. Northgate has three operating mines (described below) and the Young-Davidson project (the “YD Project”) which is an advanced development project located in Canada. Northgate’s mines consist of the low-grade Kemess South open pit mine that processes its ore through a floatation mill circuit in British Columbia, Canada, the Fosterville underground mine in Australia that recovers gold through a bacterial oxidation, flotation and carbon-in-leach circuit, and the Stawell underground mine in Australia that recovers gold through a carbon-in-leach circuit following sulphide flotation.
On February 18, 2008, Northgate acquired Perseverance Corporation Ltd. (“Perseverance”), an Australian gold producer with two fully permitted gold mines. The results of Perseverance’s operations are included in the consolidated financial results of Northgate from the date of acquisition.
More detailed information regarding the Corporation, its operations and its properties can be found in the AIF and other publicly filed documents which are incorporated herein by reference and certain financial information with respect to Perseverance can be found in Northgate’s amended business acquisition report dated May 15, 2008 (the “BAR”), which is incorporated herein by reference. See “Documents Incorporated by Reference”.
RISK FACTORS
An investment in any Securities is speculative and involves a high degree of risk due to the nature of the Corporation’s business. The following risk factors, as well as risks not currently known to the Corporation, could materially adversely affect the Corporation’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Corporation. Before deciding to invest in any Securities, investors should consider carefully the risks included herein and incorporated by reference in this Prospectus and those described in an applicable Prospectus Supplement.
Risks Relating to Northgate and Its Industry
The figures for the Corporation’s future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated.
Unless otherwise indicated, mineralization figures presented in this Prospectus and in the documents incorporated by reference herein are based upon estimates made by company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that the reserves, resources or other mineralization figures will be accurate or that the Corporation will achieve its production estimates. The failure of the Corporation to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Corporation’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned, mine failures, slope failures or equipment failures, industrial accidents, natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes, encountering unusual or unexpected geological conditions, extended declines in market prices for gold or copper, changes in power costs and potential power shortages, shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants, labour shortages or strikes, civil disobedience and protests, and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions or decreases in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold, copper or other minerals, the Corporation may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Delays in obtaining or a failure to obtain required property rights, permits and licenses, or a failure to comply with the terms of any such property rights, permits and licenses that the Corporation has obtained, could delay or prevent or make more expensive exploration, development and or production.
The Corporation’s current and anticipated future operations, including further exploration and development activities and expansion or commencement or continuation of production on the Corporation’s properties, require certain permits and licenses from various levels of governmental authorities in both Canada and Australia. The Corporation may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights which the Corporation requires for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that the Corporation has obtained, could have a material adverse effect on the Corporation by delaying or preventing or making more expensive exploration, development and/or production.
Title to the Corporation’s mineral properties cannot be guaranteed and may be subject to prior liens, agreements, transfers or claims and other defects.
The Corporation cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Corporation’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Corporation’s mineral properties may be subject to prior registered or unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Corporation being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Corporation’s activities are subject to environmental laws and regulations that may increase the Corporation’s costs of doing business and restrict its operations.
The Corporation’s exploration and production activities in Canada and Australia are subject to regulation by governmental agencies under various environmental laws. To the extent that the Corporation conducts exploration activities or undertakes new mining activities in other foreign countries, the Corporation will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Corporation and may cause material changes or delays in the Corporation’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Corporation’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Corporation’s business, causing the Corporation to re-evaluate those activities at that time.
The Corporation cannot give any assurance that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. Environmental hazards or liabilities may exist on the properties on which the Corporation or its subsidiaries formerly held interests, some of which are on the National Priorities List published by the U.S. Environmental Protection Agency pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and upon which the Corporation has received and responded to requests for information.
There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present. Environmental hazards or liabilities may also exist that have been caused by previous or existing owners or operators of the properties and for which Northgate is not indemnified. Investigation, remediation, and reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.
The Corporation may experience difficulty attracting and retaining qualified management and technical personnel to meet its current and anticipated needs.
The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Corporation will successfully attract and retain additional qualified personnel to manage its current needs and anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Corporation’s business, financial condition or results of operations. The Corporation also does not currently have key person insurance for its key personnel.
Certain of the Corporation’s directors serve in positions with other public companies which puts them in conflict of interest positions from time to time.
Certain of the directors serve as directors, officers, and members of management of other public companies involved in natural resource exploration, development and mining operations and therefore it is possible that a conflict may arise between their duties as directors of the Corporation and their duties as directors, officers, promoters or members of management of such other companies. The directors of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors’ conflicts of interest or in respect of any breaches of duty by any of its directors.
Because the Corporation does not currently intend to use forward sale arrangements to protect against low gold prices, the Corporation’s operating results are exposed to the impact of any significant drop in gold prices.
The Corporation does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in gold prices. Accordingly, the Corporation’s future operations are exposed to the impact of any significant decrease in gold prices. If gold prices decrease significantly, the Corporation would realize reduced revenues. While it is not the Corporation’s current intention to enter into forward sales arrangements for its gold production, the Corporation is not restricted from entering into forward sales arrangements at a future date.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect Northgate’s business.
Northgate’s businesses include several operations in Canada and Australia that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.
The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the protocol, the Canadian Parliament voted to ratify its participation in this agreement and the Kyoto Protocol came into force in Canada on February 16, 2005. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada’s current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.
In 2007, the Government of Canada announced a policy objective of reducing total Canadian greenhouse gas emissions to 20% below 2006 levels by 2020 and to 60% to 70% below 2006 levels by 2050. As part of this initiative, the federal Government intends to require reductions in emissions intensity levels from certain industrial facilities, including oil and gas facilities and smelting and refining facilities, by 6% per year for each year from 2007 to 2010 and 2% per year each year thereafter. Affected facilities will be permitted to meet reduction targets by emissions trading or contributions to a technology fund, in addition to emissions abatement. Additional policy measures are anticipated in coming years under this federal policy framework.
In British Columbia, the provincial government has announced a policy goal of reducing greenhouse gas emissions by at least 33% below current levels by 2020. Interim targets will be set for 2012 and 2016. The mechanisms by which these targets are to be achieved are not yet established.
In December 2007, Australia ratified its participation in the Kyoto Protocol and in March 2008 the international agreement came into force in Australia. It is premature to predict what impact Australia’s adoption of the Kyoto Protocol could have on the Corporation but it is likely that any mandated reduction in emissions will result in increased costs relating to Northgate’s Australian operations.
The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Northgate’s operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations.
The Corporation may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.
The Corporation documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Corporation’s internal control over financial reporting and an attestation report by the Corporation’s independent auditors addressing this assessment. The Corporation may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Corporation may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Corporation.
No evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information required to be reported. The effectiveness of the Corporation’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Corporation continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Corporation continue to improve its internal controls over financial reporting. Although the Corporation intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Corporation cannot be certain that it will be successful in complying with Section 404 of SOX.
Recent high metal prices have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.
Recent increases in metal prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of these services and equipment have increased with increased demand, and may continue to do so if current trends continue. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.
Actual capital costs, operating costs, production and economic returns may differ significantly from those Northgate has anticipated and there are no assurances that any future development activities will result in profitable mining operations.
The capital costs to operate the Corporation’s projects, or to take future projects into production, may be significantly higher than anticipated. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:
•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold, copper and other metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.
Capital and operating costs, production and economic returns, and other estimates contained in the Corporation’s feasibility studies or economic assessments, if prepared, may differ significantly from those anticipated by Northgate’s current studies and estimates, and there can be no assurance that the Corporation’s actual capital and operating costs will not be higher than currently anticipated. In addition, operating delays may negatively impact the net present value and internal rates of return of the Corporation’s mineral properties as set forth in the applicable feasibility studies.
Because Northgate’s projects are located in Canada and in Australia and will have production costs incurred in Canadian and Australian dollars, while gold, copper and other metals are generally sold in United States dollars, Northgate’s results could be materially adversely affected by an appreciation of the Canadian or Australian dollar against the United States dollar.
The Corporation’s operating results and cash flow are significantly affected by changes in the Canadian/US dollar and US/Australian dollar exchange rates. The Corporation’s revenues are denominated in US dollars while most of the Corporation’s expenses are currently denominated in Canadian and Australian dollars. Therefore exchange rate movements can have a significant impact on all of the Corporation’s costs. Based upon the Corporation’s projected 2008 production and operating cost estimates, a one-cent change in the average annual Canadian/US dollar exchange rate would affect earnings before tax and operating cash flow by approximately $2.5 million were it to be in effect for the entire year. A similar change to the US/Australian dollar exchange rate would have a $1.9 million impact. There can be no assurance that the Corporation’s foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Corporation’s financial performance and results of operations. As of December 31, 2007, the Corporation had no outstanding foreign currency options or forward foreign exchange contracts to offset currency fluctuations.
The Corporation’s production is derived from a limited number of mines.
Any adverse condition affecting mining or milling conditions at the any of the Corporation’s mines could be expected to have a material adverse effect on the Corporation’s financial performance or results of operations until such time as the condition is remedied or the Corporation’s other exploration and development properties are brought into production.
The Corporation is dependent on unionized employees.
Northgate employs approximately 390 personnel at its Kemess Mines operation in Canada and approximately 594 at its Perseverance operation in Australia. The majority of the Kemess personnel are represented by a union and the terms of their employment are subject to a three-year collective agreement that was ratified on April 8, 2008. In Australia, the unionized workers are not currently subject to a collective bargaining agreement. There can be no assurance that the Corporation will not experience future labour strikes or work stoppages.
Northgate may require future financing to develop its mineral properties and fund future growth.
To fund its growth, the Corporation is often dependent on securing the necessary capital through debt or equity financings. The sources of external financing that the Corporation may use for these purposes include project debt, convertible notes and equity offerings. The availability of this capital is subject to general economic conditions and lender and investor interest in the Corporation and its projects. There can be no assurance that the financing alternative chosen by the Corporation will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Corporation’s growth strategy and results of operations and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond Northgate’s control, which could have a material adverse effect on Northgate’s business.
The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, flooding, fire and hazardous weather conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation’s current levels of insurance may not provide adequate coverage in certain circumstances. The Corporation may also become subject to liability for pollution, pit wall failures, underground caverns or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Corporation may become subject to liabilities, which exceed policy limits. In such cases, the Corporation may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.
Northgate has ongoing reclamation on some of its mineral properties and Northgate may be required to fund additional work which could have a material adverse effect on its financial position.
As at December 31, 2007, Northgate’s undiscounted provision for site closure and reclamation costs was $53.1 million. Provisions for site closure and reclamation costs are based on known requirements. However, the exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, as environmental requirements currently established by government agencies may change.
At December 31, 2007, Kemess has a security bond of $16,870,000 posted in connection with its reclamation permit for the Kemess South Mine. The amount of the closure bond will be increased on December 31 of each future year until the amount reaches $18.7 million by the end of the Kemess South Mine life in 2010. However, should government regulators determine that the property requires additional reclamation work, the Corporation may be required to fund this work, which could have a material adverse effect on the Corporation’s financial position. There can also be no assurance that the Corporation will not be required to fund additional reclamation work at its other project sites which could have a material adverse effect on the Corporation’s financial position.
Northgate holds certain investments which currently lack liquidity. Continued illiquidity of the investments or recognition of an impairment loss related to the investments could have a material adverse effect on its financial position.
Northgate maintains a portion of its investments in AAA rated auction rate securities (“ARS”), which are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007, a number of auctions began to fail and Northgate is currently holding ARS with a par value of $72,600,000, which currently lack liquidity. The fair value of Northgate’s ARS holdings at December 31, 2007 was $69,397,000, which reflects a $3,203,000 adjustment to the original fair value of $72,600,000. Historically, given the liquidity created by the auction process, ARS were presented as current assets on Northgate’s balance sheet. Given the continued failure of these auctions and the uncertainty as to when liquidity will return, ARS have been reclassified as non-current assets. Rating agencies monitor the credit rating of bond insurer institutions, some of which were insurers of a portion of the ARS held by Northgate. In late January, a number of bond insurers were downgraded by certain rating agencies, which in some cases resulted in a downgrade of the AAA securities insured by those institutions. If uncertainties in the credit and capital markets persist or Northgate experiences downgrades on its ARS holdings, Northgate may incur impairments which may be judged to be other than temporary and result in the recognition of an impairment loss in net earnings. Such impairment or continued illiquidity of the ARS could have a material adverse effect on Northgate’s financial position.
There can be no assurance that Northgate will successfully acquire additional mineral rights.
The Corporation’s profitability is significantly affected by the cost and results of its exploration and development programs. As mines have limited lives, the Corporation actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any mineral exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary regulatory permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current exploration and development programs will result in any new economically viable mining operations or yield new reserves and resources to replace or expand current reserves and resources.
Northgate’s business operates in foreign countries and is exposed to risks, including political, economic and other risks and uncertainties.
With the acquisition of Perseverance, Northgate’s operations are now conducted in Canada and Australia, and as such are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; extreme fluctuations in currency exchange rates; high rates of inflation; war; civil disturbances; changes in laws and policies of particular countries; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; delays in obtaining or the inability to obtain necessary governmental permits; expropriation and nationalization; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, gold and copper sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Northgate to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development and operations. A future government of these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.
The Corporation is subject to significant governmental regulation.
The Corporation’s mining operations and exploration activities are subject to extensive Canadian and Australian federal, state, provincial territorial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, explosives, management of natural resources, environmental protection, mine safety, dealings with native groups, historic and cultural preservation and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. Such laws and regulations are also subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production, an increase in the costs of production and delay or prevent the development of new mining properties. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Corporation incurring significant expenditures. The Corporation may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.
Northgate is exposed to legal risks.
The Corporation is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves and resources, arising out of the normal course of business. While the Corporation believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on the Corporation’s financial condition, there is a risk that if such decisions are determined adversely to the Corporation, they could have a material adverse effect on the Corporation’s profitability.
There is uncertainty related to unsettled First Nations rights and title in British Columbia and Australia and this may adversely impact Northgate’s operations and profit.
Native land claims in British Columbia remain the subject of active debate and litigation. The Kemess Mine’s operation and associated mineral tenures lie within overlapping land claims of several First Nations, as is the case for much of British Columbia. Although Northgate has an agreement with local First Nations regarding land use, as it pertains to Kemess South, there can be no assurance that the broader land claims will not create delays or impose additional costs.
The area surrounding the YD Project in northern Ontario is covered by Treaty 9 and the Corporation is required to consult with the affected First Nation(s) as the project will impact upon the exercise of their aboriginal and treaty rights. The Corporation signed a Memorandum of Understanding with Matachewan First Nation on March 17, 2008. The process of negotiating an Impact Benefit Agreement is ongoing.
In general, exploration licenses in Australia are also subject to Native land and title issues when they are located on Crown land. In that case the Corporation is required to come to an agreement with the affected peoples before the Exploration License is granted by the states of Victoria, New South Wales or Western Australia. The mining leases on which the Corporation’s two operations are located have no Native title issues.
Increased competition could adversely affect Northgate’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.
The mining industry is intensely competitive. Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Corporation contemplates conducting exploration activities. The Corporation may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Corporation. Accordingly, there can be no assurance that the Corporation will be able to compete successfully for new mining properties. The Corporation may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.
Changes in the market price of gold and copper, which in the past have fluctuated widely, will affect the profitability of Northgate’s operations and financial condition.
The Corporation’s earnings are directly related to the prices of gold and copper as its revenues are derived primarily from gold and copper mining. The Corporation produces a gold bearing copper concentrate (at the Kemess South Mine only) and gold concentrate that is shipped to third party smelters for extraction of these metals. In this respect, the Corporation is affected by the global market for gold and gold bearing copper concentrate. Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Corporation’s control, including global and regional demand, political and economic conditions, central bank sales, producer hedging activities, expectations of inflation, interest rates, the relative exchange rate of the United States dollar with other major currencies, and production costs in major gold and copper producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold and copper prices are also affected by worldwide production levels. In addition, the prices of gold and copper have on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and copper prices may adversely affect the Corporation’s financial performance or results of operations. If the Corporation’s revenues from the sale of gold and copper fall below the Corporation’s cost of production due to a fall in the price of gold and/or copper and prices remain at such levels for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. There is no assurance that any hedging strategies by the Corporation will be successful or that fluctuations in the prices of gold or copper will not materially adversely affect the Corporation’s financial performance and results of operations.
Northgate may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on Northgate.
The Corporation acquired Perseverance in February 2008 and is actively evaluating opportunities to acquire additional mining assets and businesses. These acquisitions may be significant in size, may change the scale of the Corporation’s business, and may expose the Corporation to new geographic, political, operating, financial and geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition targets, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Corporation’s ongoing business while integrating the acquired business or property; the inability of management to maximize the financial and strategic position of the Corporation through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses, including environmental liabilities. In addition, the Corporation may need additional capital to finance any such acquisitions. Debt financing related to acquisition will expose the Corporation to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. Due to all of the foregoing, the Corporation’s pursuit of any future acquisition may have a materially adverse effect on its business, result of operations, financial condition, cash flows and liquidity.
Risks Relating to Northgate’s Securities
The trading price for Northgate’s securities is volatile.
The price of Northgate’s common shares may be highly volatile as a result of factors such as the following, some of which are beyond the Corporation’s control:
•	Fluctuations in the price of gold and copper and/or the Canadian dollar/US dollar and US dollar/Australian dollar exchange rates;

•	Variations in reserve and resource grade estimates;

•	Variations in the Corporation’s operating results;

•	Operating results may vary from the expectations of securities analysts and investors;

•	Changes in expectations as to the Corporation’s future financial performance, including estimates by securities analysts and investors;

•	Changes in market valuations of other gold or copper companies;

•	Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Corporation or its competitors;

•	Additions or departures of key personnel; and

•	Future issuances of the Corporation’s common shares.
In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Northgate’s common shares, regardless of its actual operating performance.
Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Corporation, its directors, its executive officers and some of the experts named in this Prospectus based on civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.
The Corporation is existing under the laws of the Province of British Columbia. Many of the Corporation’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in the other jurisdiction of residence. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons or the Corporation. Please refer to additional information under the heading “Enforceability of Civil Liabilities” in this Prospectus.
There is the possibility that the Corporation may be a “passive foreign investment company” (“PFIC”) under the U.S. Internal Revenue Code of 1986, as amended (“Code”) for the current taxable year or a future taxable year, which may result in adverse tax consequences for investors in the United States.
Based on available financial information and current business plans, the Corporation does not believe it will be a PFIC under Section 1297(a) of the Code for its taxable year ending December 31, 2008. However, because PFIC status is determined on an annual basis, and the Corporation’s income and assets and the nature of its activities may vary from time to time, the Corporation cannot be certain that it will not be a PFIC in any given taxable year. Consequently, shareholders and potential investors that are U.S. taxpayers should be aware that the Corporation may be a PFIC for a taxable year in which they hold Securities offered pursuant to an applicable Prospectus Supplement. Depending on the availability of certain elections, the PFIC rules can, among other things, accelerate the timing of the recognition of taxable income and recharacterize what would otherwise be capital gain into ordinary income. The effect of these rules on a U.S. taxpayer’s ownership of Securities, as applicable, will be discussed in the relevant offering documents.

The Debt Securities, Equity Warrants, Debt Warrants, Share Purchase Contracts and Share Purchase or Equity Units may not be listed and there is no established trading market for those securities. Investors may be unable to sell Debt Securities, Equity Warrants, Debt Warrants, Share Purchase Contracts and Share Purchase or Equity Units at the prices they desire or at all.
There is no existing trading market for the Debt Securities, Equity Warrants, Debt Warrants, Share Purchase Contracts and Share Purchase or Equity Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those debt securities, that investors will be able to sell any of those securities at a particular time (if at all). Northgate does not intend to list the Debt Securities, Equity Warrants, Debt Warrants, Share Purchase Contracts and Share Purchase or Equity Units on any national securities exchange. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:
•	changes in the overall market for those securities;
•	changes in Northgate’s financial performance or prospects;
•	the prospects for companies in Northgate’s industry generally;
•	the number of holders of those securities;
•	the interest of securities dealers in making a market for those securities; and
•	prevailing interest rates.
Shareholders’ interests may be diluted in the future.
The Corporation may require additional funds for exploration and development programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Issuances of a substantial number of securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Corporation’s securities. A decline in the market prices of the Corporation’s securities could impair its ability to raise additional capital.
The Corporation does not intend to pay dividends in the foreseeable future.
The Corporation has never paid cash dividends on its common shares. It currently intends to retain present and future earnings, if any, to fund the development and growth of its business, and may not pay any cash dividends on the common shares in the foreseeable future. Furthermore, the Corporation may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends. As a result, investors will have to rely on capital appreciation, if any, to earn a return on any investment in the Equity Securities in the foreseeable future. The payment of future dividends, if any, will be reviewed periodically by the Corporation’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, current and anticipated cash needs and other factors.
CONSOLIDATED CAPITALIZATION
Other than as disclosed in the documents incorporated by reference, there have been no material changes in the share capitalization of the Corporation since December 31, 2007.
USE OF PROCEEDS
Unless otherwise specified in an applicable Prospectus Supplement, the net proceeds to Northgate from the sale of Securities will be used to fund capital expenditures, development and construction expenditures, exploration activities, potential future acquisitions and for general corporate purposes.
Northgate intends to use the funds as stated in this Prospectus or an applicable Prospectus Supplement; however, there may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-

allocation of funds may be necessary or prudent. Accordingly, management of Northgate will have broad discretion in the application of the proceeds of an offering of Securities.
All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Corporation’s general funds, unless otherwise stated in the applicable Prospectus Supplement.
EARNINGS COVERAGE
The following consolidated financial earnings coverage figures and cash flow coverage ratios are calculated for the year ended December 31, 2007 and give effect to all long-term financial liabilities of the Corporation and the repayment, redemption or retirement thereof since those dates, respectively. The earnings coverage deficiencies, earnings and cash flow coverage ratios, cash flow coverage deficiencies and the cash flow coverage ratios and interest expense set forth below do not purport to be indicative of earnings coverage deficiencies or ratios or cash flow coverage deficiencies or ratios for any further periods. The deficiency figures and coverage ratios have been calculated based on Canadian GAAP. These coverage deficiencies and coverage ratios or interest expenses do not give effect to the issuance of any Debt Securities that may be issued pursuant to an applicable Prospectus Supplement, since the aggregate principal amounts and the terms of such Debt Securities are not presently known.

	Year Ended	12 months ended
	December 31, 2007	March 31, 2008
	($ amounts in millions)	($ amounts in millions)
Earnings coverage (deficiency)(1)	$0.5	$0.9
Earnings coverage ratio	70	44
Cash flow coverage (deficiency)(2)	$0.5	$0.9
Cash flow coverage ratio	272	135

(1)	Earnings coverage (deficiency) is the dollar amount of earnings required to attain an earnings coverage ratio of one-to-one. Earnings coverage ratio is equal to net income after the unrealized loss on derivatives and before interest expense and income taxes divided by interest expense on all debt.

(2)	Cash flow coverage (deficiency) is the dollar amount of cash flow required to attain a cash flow coverage ratio of one-to-one. Cash flow coverage ratio is equal to cash flow from operating activities before interest expense and income taxes divided by interest expense on all debt.
The Corporation’s interest expense amounted to approximately $486,000 for the year ended December 31, 2007 ($940,000 for the 12 months ended March 31, 2008). The Corporation’s income before interest expense and income tax for the year ended December 31, 2007 was approximately $33.9 million ($41.5 million for the 12 months ended March 31, 2008), which results in an earnings coverage ratio of 70 for the year (44 for the 12 months ended March 31, 2008).
If the Corporation offers any Debt Securities having a term to maturity in excess of one year under an applicable Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.
DESCRIPTION OF SHARE CAPITAL
The authorized capital of the Corporation is 100,000,000,000,000 shares of each of the following classes: common shares (the “Common Shares”), Class A and Class B preferred shares, all without par value. As at June 4, 2008, 255,389,853 Common Shares and no Class A or Class B preferred shares were issued and outstanding.
Common Shares
Unless otherwise specified, Equity Securities distributed under this Prospectus or an applicable Prospectus Supplement will be Common Shares. Holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the board of directors of the Corporation, subject to the prior rights of the holders of any shares ranking senior to the Common Shares in the payment of dividends. In the event of the dissolution, liquidation or winding-up of the Corporation, the holders of the Common Shares, subject to the prior rights of the holders of any shares ranking senior to the Common Shares with respect to priority in the distribution of the property and assets of the Corporation upon dissolution, liquidation or winding-up, will be entitled to receive on a pro rata basis the remaining property and assets of the Corporation. Holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of the Corporation’s shareholders, except meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series. The Common Shares carry one vote per share.
Class A Preference Shares and Class B Preference Shares
The Class A preference shares and Class B preference shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges restrictions and conditions attached thereto as may be determined by the board of directors, subject to the provisions attached to the Class A preference shares as a class or the Class B preference shares as a class. The Class A preference shares rank ahead of the Class B preference shares and the Common Shares and the Class B preference shares rank ahead of the Common Shares with respect to the distribution of assets of the Corporation upon liquidation, dissolution or winding-up.
Shareholders’ Rights Plan
At the May 14, 2004 annual general meeting of shareholders of the Corporation (the “Annual General Meeting”), the Corporation’s shareholders approved the shareholder rights plan (the “Plan”) that had been approved by the board of directors of the Corporation on March 11, 2004. The Plan was reconfirmed by the shareholders at the Annual General Meeting and the Plan will remain in effect until March 11, 2010.
The Plan is designed to ensure the fair treatment of the Corporation’s shareholders in the event of a take-over bid for the Common Shares and will provide the board of directors and the Corporation’s shareholders with more time to evaluate any unsolicited take-over bid and, if appropriate, to seek out other alternatives to maximize shareholder value. One right is issued and attached to each Common Share.
The Plan is similar to shareholder rights plans adopted by a number of other Canadian companies. The Plan is not intended to block take-over bids. The Plan includes “Permitted Bid” provisions which do not invoke the dilutive effects of the Plan if a take-over bid is made by way of a take-over bid circular that remains open for a minimum of 60 days and is accepted by not less than 50 per cent of the Common Shares held by independent shareholders. The Plan will be invoked by an acquisition bid, other than pursuant to a Permitted Bid, of 20% or more of the outstanding Common Shares or the commencement of a take-over bid that is not a Permitted Bid.
DESCRIPTION OF DEBT SECURITIES
In this section only, Northgate refers only to Northgate Minerals Corporation and not any of its subsidiaries. The following description sets forth certain general terms and provisions of the Debt Securities. Northgate will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in an applicable Prospectus Supplement and in connection with the offering of any Debt Securities.
The Debt Securities will be issued under an indenture to be entered into between Northgate and The Bank of New York, as trustee (the “Trustee”) (hereinafter referred to as the “Indenture”). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture which sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, investors should refer to the Indenture. References to particular provisions of the Indenture are qualified in their entirety by reference to the Indenture. References in parentheses are to section numbers or articles of the Indenture.
Under applicable Canadian law, a Canadian licensed trust company may be required to be appointed as co-trustee under the Indenture in certain circumstances. Northgate intends to apply to the appropriate Canadian regulatory authorities for exemptive relief from this and other requirements of Canadian law applicable to the Indenture. If Northgate does not obtain such relief, it will comply with the applicable legislative requirements at the time of the applicable offering.
Northgate may issue securities (including debt securities) and incur additional indebtedness other than through the offering of Debt Securities under this Prospectus.

General
The Indenture does not limit the aggregate principal amount of Debt Securities which Northgate may issue under the Indenture and does not limit the amount of other indebtedness it may incur. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in Canadian dollars, US dollars or any foreign currency. Material Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a foreign currency will be described in the Prospectus Supplement relating to any offering of Debt Securities denominated in a foreign currency. Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be unsecured obligations. The Indenture also permits Northgate to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.
The applicable Prospectus Supplement will describe the specific terms of the Debt Securities of any series being offered and may include, but is not limited to, any of the following:
•	the title and the aggregate principal amount of the Debt Securities;
•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;
•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;
•	the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities in registered form;
•	the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;
•	each office or agency where the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series will be payable;
•	the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;
•	the terms and conditions upon which investors may redeem the Debt Securities prior to maturity and the price or prices at which and the currency or currency unit in which the Debt Securities are payable;
•	any mandatory or optional redemption or sinking fund or analogous provisions;
•	if other than denominations of $1,000 and any integral multiple thereof, the denomination or denominations in which any registered securities of the series shall be issuable and, if other than the denomination of $5,000, the denomination or denominations in which any bearer securities of the series shall be issuable;
•	if other than Canadian or US dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable;
•	any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;
•	whether the series of the Debt Securities are to be registered securities, bearer securities (with or without coupons) or both;

•	whether the Debt Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;
•	whether and under what circumstances Northgate will be required to pay any Additional Amounts (defined below under “Additional Amounts”) for withholding or deduction for Canadian taxes with respect to the securities, and whether Northgate will have the option to redeem the Debt Securities rather than pay the Additional Amounts;
•	the terms, if any, on which the Debt Securities may be converted or exchanged for other of Northgate’s securities or securities of other entities;
•	if payment of the Debt Securities will be guaranteed by any other person;
•	the extent and manner, if any, in which payment on or in respect of the Debt Securities will be senior or will be subordinated to the prior payment of Northgate’s other liabilities and obligations;
•	the percentage or percentages of principal amount at which the Debt Securities will be issued;
•	any material Canadian and U.S. federal income tax consequences; and
•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.
Unless otherwise indicated in an applicable Prospectus Supplement, the Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to Northgate for repurchase or provide for any increase in the rate or rates of interest at which the Debt Securities will bear interest, in the event Northgate should become involved in a highly leveraged transaction or in the event of a change in control of Northgate.
The Debt Securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in a Prospectus Supplement.
Ranking and Other Indebtedness
Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be unsecured obligations and will rank equally with all of Northgate’s other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the Indenture. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Northgate’s subsidiaries.
Form, Denominations and Exchange
A series of the Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of $1,000 and any integral multiple thereof and bearer securities will be issuable in denominations of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. The Indenture will provide that a series of the Debt Securities may be issuable in global form. Unless otherwise indicated in a Prospectus Supplement, bearer securities will have interest coupons attached.
Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in an applicable Prospectus Supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, bearer securities will not be issued in exchange for registered securities.
The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the Debt Securities, but Northgate may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.
Northgate will not be required to:
•	issue, register the transfer of or exchange any series of the Debt Securities during a period beginning at the opening of business 15 days before any selection of that series of the Debt Securities to be redeemed and ending at the close of business on (A) if the series of the Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if the series of the Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of the Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;
•	register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;
•	exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or
•	issue, register the transfer of, or exchange any of the Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.
Global Securities
A series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.
The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in an applicable Prospectus Supplement relating to such series. Northgate anticipates that the following provisions will apply to all depositary arrangements.
Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by Northgate if such Debt Securities are offered and sold directly by Northgate. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.
So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.
If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Northgate within 90 days, it will issue such series of Debt Securities in definitive form in exchange for a global security representing such series of Debt Securities. In addition, Northgate may at any time and in its sole discretion determine not to have a series of Debt Securities represented by a global security and, in such event, will issue a series of Debt Securities in definitive form in exchange for all of the global securities representing the series of Debt Securities.
Payment
Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest on the Debt Securities will be made at the office or agency of the Trustee, at 101 Barclay Street, 4 East, New York, New York 10286, Attn: Global Finance Americas Unit, or at Northgate’s option it can pay principal, interest and any premium by (1) check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee or (2) wire transfer to an account in the United States or Canada of the person entitled to receive payments if such person is a holder of $5.0 million or more in aggregate principal amount of the Debt Securities.
Unless otherwise indicated in an applicable Prospectus Supplement, payment of any interest will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by Northgate.
Any payments of principal (and premium, if any) and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of Northgate, the Trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
Northgate expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. Northgate also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.
Certain Definitions
Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.
“Capital Lease Obligation” means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

“Consolidated Net Tangible Assets” means the total amount of assets of Northgate on a consolidated basis after deducting therefrom:
•	all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);
•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles (mineral properties and deferred costs shall not be deemed intangibles for purposes of this definition); and
•	appropriate adjustments on account of minority interests of other persons holding stock of Northgate’s Subsidiaries;
in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Northgate and computed in accordance with generally accepted accounting principles.
“Current Assets” means current assets as determined in accordance with generally accepted accounting principles.
“Debt” means as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded as debt in the consolidated financial statements of any person, including:
•	any obligation for borrowed money;
•	any obligation evidenced by bonds, debentures, notes, or other similar instruments;
•	any Purchase Money Obligation;
•	any Capital Lease Obligation;
•	any payment obligation under Financial Instrument Obligations; and
•	any guarantee of Debt of another person.
“Financial Instrument Obligations” means obligations arising under:
•	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;
•	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and
•	commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.
“generally accepted accounting principles” means the primary generally accepted accounting principles in which Northgate reports its financial statements and which are in effect from time to time.

“Lien” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, but not including any security interest in respect of a lease which is not a Capital Lease Obligation and provided that such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of this Indenture, to sell or otherwise transfer assets or Property.
“Non-Recourse Debt” means Debt to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancing of such Debt, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such entity) in respect of such Debt is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Debt has been incurred, to the capital stock and debt securities of the Restricted Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.
“Property” or “property” means all property owned by Northgate or a Restricted Subsidiary except such property which is determined by a resolution of its board of directors delivered to the Trustee not to be property of material importance to the total business conducted by Northgate and its Restricted Subsidiaries.
“Purchase Money Mortgage” means any Lien created, issued, incurred or assumed by Northgate or a Restricted Subsidiary to secure a Purchase Money Obligation; provided that such Lien is limited to the property (including the rights associated therewith) acquired, constructed, installed or improved in connection with such Purchase Money Obligation.
“Purchase Money Obligation” means Debt of Northgate or a Restricted Subsidiary incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided, however, that such Debt is incurred or assumed within 180 days after the purchase of such property or the completion of such construction, installation or improvements, as the case may be, provided that the principal amount of such Debt which is secured by the Lien does not exceed 100% of such purchase price or cost, as the case may be, and includes any extension, renewal or refunding of any such Debt provided the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any such extension, renewal or refunding does not extend to any property other than the property in connection with which such obligation was created and improvements erected or constructed thereon.
“Restricted Subsidiary” means a Subsidiary of Northgate provided, however, such term shall not include any Subsidiary of Northgate if the amount of Northgate’s share of the shareholder’s equity in such Subsidiary does not, at the time of determination, exceed 2% of Shareholders’ Equity.
“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of Northgate as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Northgate and computed in accordance with generally accepted accounting principles.
“Subsidiary” of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.
“Voting Shares” means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.
Covenants
Limitation on Liens
The Indenture provides that so long as any of Northgate’s Debt Securities are outstanding, Northgate will not, and will not permit any of its Restricted Subsidiaries to, create, incur or assume any Lien on or over any present or future property securing any Debt of Northgate or a Restricted Subsidiary without also simultaneously or prior thereto securing, or causing such Restricted Subsidiary to secure, equally and rateably with such other Debt all of the Debt Securities then outstanding under the Indenture, except:
•	Liens existing on the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;
•	Liens incidental to the conduct of the business of Northgate or any Restricted Subsidiary or the ownership of Northgate’s assets that, in the aggregate, do not materially impair the operation of Northgate’s business, Northgate and its Subsidiaries taken as a whole, including, without limitation, any such Liens created pursuant to joint development agreements and leases, subleases, royalties or other similar rights granted to or reserved by others;
•	any Purchase Money Mortgage;
•	any Lien on any Property existing at the time Northgate or any Restricted Subsidiary acquires the Property (or any business entity then owning the Property) whether or not assumed by Northgate or such Restricted Subsidiary and whether or not such Lien was given to secure the payment of the purchase price of the Property (or any entity then owning the Property), provided that no such Lien shall extend to any other Property;
•	any Lien to secure Indebtedness owing to Northgate or to another Subsidiary;
•	Liens on the assets of a corporation existing at the time the corporation is liquidated or merged into, or amalgamated or consolidated with, Northgate or any Restricted Subsidiary or at the time of the sale, lease or other disposition to Northgate or any Restricted Subsidiary of the properties of such corporation as, or substantially as, an entirety;
•	any attachment or judgment Lien provided that (i) the execution or enforcement of the judgment it secures is effectively stayed and the judgment is being contested in good faith, (ii) the judgment it secures is discharged within 60 days after the later of the entering of such judgment or the expiration of any applicable stay, or (iii) the payment of the judgment secured is covered in full (subject to a customary deductible) by insurance;
•	any Lien in connection with Indebtedness which by its terms is Non-Recourse Debt;
•	any Lien for taxes, assessments or governmental charges or levies (a) that are not yet due and delinquent or (b) the validity of which is being contested in good faith;
•	any Lien of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar Liens, or deposits to obtain the release of these Liens;
•	any Lien (a) to secure public or statutory obligations (including reclamation and closure bonds and similar obligations), (b) to secure payment of workmen’s compensation, employment insurance or other forms of governmental insurance or benefits, (c) to secure performance in connection with tenders, leases of real property, environmental, land use or other governmental or regulatory permits, bids or contracts or (d) to secure (or in lieu of) surety or appeal bonds, and Liens made in the ordinary course of business for similar purposes;
•	any Lien granted in the ordinary course of business in connection with Financial Instrument Obligations;
•	any Lien created for the sole purpose of renewing or refunding any of the Liens described in the list above, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding Lien shall be limited to all or any part of the same property which secured the Lien renewed or refunded;
•	Liens granted in connection with the securitization of marketable securities; and

•	Liens that would otherwise be prohibited by the foregoing clauses, provided that the aggregate Debt outstanding and secured pursuant to this clause does not at the time of granting the Lien exceed an amount equal to 10% of Consolidated Net Tangible Assets.
For greater certainty, the following do not constitute Liens securing payment of Debt:
•	all rights reserved to or vested in any governmental authority by the terms of any lease, license, franchise, grant or permit held by Northgate or a Restricted Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof or to distrain against or to obtain a charge on any property or assets of Northgate or a Restricted Subsidiary in the event of failure to make any such annual or other periodic payment;
•	any Lien upon any Property in favour of any party to a joint development or operating agreement or any similar person paying all or part of the expenses of developing or conducting operations for the recovery, storage, treatment, transportation or sale of the mineral resources of the Property (or property or assets with which it is united) that secures the payment to such person of Northgate or a Restricted Subsidiary’s proportionate part of such development or operating expenses;
•	any acquisition by Northgate or by any Restricted Subsidiary of any Property subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals or any other mineral or timber in place or the proceeds thereof; and
•	any conveyance or assignment whereby Northgate or any Restricted Subsidiary conveys or assigns to any person or persons an interest in precious metals or any other mineral or timber in place or the proceeds thereof.
Consolidation, Amalgamation, Merger and Sale of Assets
The Indenture provides that Northgate may, without the consent of any holder of Debt Securities, amalgamate with, consolidate with or merge with or into any other person or sell, transfer or lease all or substantially all of its properties and assets substantially as an entirety to another person, provided that:
•	the resulting, surviving or transferee person (the “successor company”) will be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States of America, any state thereof, the District of Columbia or the laws of Canada or any province or territory thereunder and the successor company (if not Northgate) will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all of Northgate’s obligations under the Debt Securities and the Indenture;
•	immediately after giving effect to such transaction, no default under the Indenture, and no event which, after notice or lapse of time or both, would become a default under the Indenture, shall have occurred and be continuing; and
•	Northgate shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the amalgamation, consolidation, merger or transfer and such supplemental indenture (if any) comply with the provisions of the Indenture.
The successor company will succeed to, and be substituted for, and may exercise every right and power of, Northgate under the Indenture, but in the case of a sale, transfer or lease of substantially all of Northgate’s assets that results in the sale, assignment, conveyance, transfer or other disposition or assets constituting or accounting for less than 95% of Northgate’s consolidated assets, revenue or net income (loss), Northgate will not be released from the obligation to pay the principal of and interest on the Debt Securities.
If, as a result of any such transaction, any of Northgate’s properties or assets or any properties or assets of any Subsidiary of Northgate becomes subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the “Limitation on Liens” covenant above without equally and rateably securing the Debt

Securities, Northgate, simultaneously with or prior to such transaction, will cause the Debt Securities to be secured equally and rateably with or prior to the Debt secured by such Lien.
Additional Amounts
Unless otherwise specified in an applicable Prospectus Supplement, all payments made by Northgate under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless Northgate is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Northgate is required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, it will pay to each holder of such Debt Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Debt Securities holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:
•	with which Northgate does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;
•	which is subject to such Canadian Taxes by reason of the holder of the Debt Securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payments thereunder; or
•	which is subject to such Canadian Taxes by reason of the holder of the Debt Securities failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.
Northgate will also (i) make such withholding or deduction; and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.
Northgate will furnish to the holders of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by Northgate.
Northgate will indemnify and hold harmless each holder of Debt Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by it, of:
•	any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the Debt Securities;
•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and
•	any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) of this paragraph, but excluding any such Canadian Taxes on such holder’s net income.
Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption
Unless otherwise specified in an applicable Prospectus Supplement, a series of Debt Securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if Northgate (or a successor) determines that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or Northgate’s successor’s jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes Northgate’s successor), Northgate has or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under “Additional Amounts”, or (ii) on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes Northgate’s successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or Northgate’s successor’s jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to Northgate, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to it of legal counsel of recognized standing, will result in Northgate becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series.
In the event that Northgate elects to redeem a series of the Debt Securities pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustee a certificate, signed by an authorized officer, stating that it is entitled to redeem such series of the Debt Securities pursuant to their terms.
Notice of intention to redeem such series of Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.
Provision of Financial Information
Northgate will file with the Trustee, within 15 days after it files them with, or furnishes them to, the SEC, copies of its annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which it is required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that it may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, Northgate will continue to provide the Trustee:
•	within the time periods required for the filing or furnishing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and
•	within the time periods required for the filing or furnishing of such forms by the SEC, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not Northgate has any of its securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that Northgate shall not be obligated to file or furnish such reports with the SEC if the SEC does not permit such filings.

Events of Default
The following are summaries of events with respect to any series of Debt Securities which will constitute an event of default with respect to the Debt Securities of that series:
(i)	default in the payment of any interest on any debt security of that series or additional amounts payable in respect of any interest on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

(ii)	default in the payment of the principal of (or premium, if any, on) or any additional amounts payable in respect of any principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

(iii)	default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the Debt Securities of that series, and continuance of such default or breach for a period of 90 days after written notice has been given to Northgate by the Trustee or by the holders of at least 25% in principal amount of all outstanding Debt Securities of any series affected thereby;

(iv)	default under any bond, note, debenture or other evidence of Indebtedness of or guaranteed by Northgate or a Restricted Subsidiary or under any mortgage, indenture or other instrument of Northgate or a Restricted Subsidiary under which there may be issued or by which there may be secured or evidenced any indebtedness of Northgate or a Restricted Subsidiary which results in the acceleration of such indebtedness in an aggregate principal amount exceeding US$15,000,000 (or the equivalent thereof in any other currency or currency unit) but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 30 days after notice to Northgate by the Trustee or to Northgate and the Trustee by the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of such series;

(v)	certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

(vi)	any other events of default provided with respect to Debt Securities of that series.
If an event of default occurs and is continuing with respect to Debt Securities of any series, unless the principal of all of the Debt Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series, declare the principal of (and premium, if any, on) all the outstanding Debt Securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Debt Securities to be due and payable immediately on demand. Reference is made to the Prospectus Supplement relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.
Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such event of default.
No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:
•	such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Debt Securities of such series affected by such event of default;
•	the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

•	the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.
However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.
Northgate will annually furnish to the Trustee a statement by certain of its officers as to whether or not Northgate, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. Northgate will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.
Defeasance
Unless otherwise specified in an applicable Prospectus Supplement, the Indenture provides that, at Northgate’s option, it will be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest on the outstanding Debt Securities of such series (hereinafter referred to as a “Defeasance”) (except with respect to the authentication, transfer, exchange or replacement of Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:
•	Northgate has delivered to the Trustee an opinion of counsel in the United States stating that (a) Northgate has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;
•	Northgate has delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);
•	Northgate is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;
•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and
•	other customary conditions precedent are satisfied.
Northgate may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if it meets the conditions described in the preceding sentence at the time it exercises the Defeasance option.
The Indenture provides that, at Northgate’s option, unless and until it has exercised its Defeasance option described in the preceding paragraph, it may omit to comply with the “Limitation on Liens” and “Consolidation, Amalgamation, Merger and Sale of Assets” covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding Debt Securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding Debt Securities (hereinafter referred to as “Covenant Defeasance”). If Northgate exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:
•	Northgate has delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
•	Northgate has delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of outstanding Debt Securities include holders who are not resident in Canada);
•	Northgate is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;
•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and
•	other customary conditions precedent are satisfied.
Modification and Waiver
Modifications and amendments of the Indenture may be made by Northgate and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:
•	change the stated maturity of the principal of, or any instalment of interest, if any, on any debt security;
•	reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;
•	change the place of payment;
•	change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;
•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;
•	reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or
•	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.
The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by Northgate with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such Debt Securities.
Resignation of Trustee
The Trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.
Consent to Jurisdiction and Service
Under the Indenture, Northgate will irrevocably appoint CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011, as Northgate’s authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and Northgate irrevocably submits to the nonexclusive jurisdiction of such courts.
Governing Law
The Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.
Enforceability of Judgments
Since a significant portion of all of Northgate’s assets, as well as the assets of its directors and officers, are located outside the United States, any judgment obtained in the United States against Northgate or certain of its directors or officers, including judgments with respect to the payment of principal on any Debt Securities, may not be collectible within the United States.
Northgate has been informed by Fasken Martineau DuMoulin LLP that the laws of the Province of British Columbia permit an action to be brought in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York (hereinafter referred to as a “New York Court”) against Northgate, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the Indenture and the Debt Securities that is not impeachable as void or voidable under the internal laws of the State of New York if:
•	the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized under the laws of British Columbia (and submission by Northgate in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the Debt Securities);
•	such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia or the federal laws of Canada or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) or the Governor-in-Council under the United Nations Act (Canada) or the Special Economic Measures Act (Canada);
•	the enforcement of such judgment would not be contrary to the general principles of equity and to the laws of general application limiting the enforcement of creditors’ rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, penal or other public laws in the Province of British Columbia;
•	there is no manifest error on the face of the judgment; and
•	the action to enforce such judgment is commenced within the appropriate limitation period.
Any court in the Province of British Columbia may only give judgment in Canadian dollars and interest in connection with the judgment is subject to applicable laws of British Columbia. Northgate has been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in actions to enforce judgments of US courts, of civil liabilities predicated solely upon US federal securities laws.
DESCRIPTION OF WARRANTS
This section describes the general terms that will apply to the Warrants for the purchase of Equity Securities (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).
Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.
Equity Warrants
The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:
•	the designation and aggregate number of Equity Warrants;
•	the price at which the Equity Warrants will be offered;
•	the currency or currencies in which the Equity Warrants will be offered;

•	the designation and terms of the Equity Securities purchasable upon exercise of the Equity Warrants;
•	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;
•	the number of Equity Securities that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Equity Securities may be purchased upon exercise of each Equity Warrant;
•	the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;
•	the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;
•	whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;
•	material United States federal income tax and Canadian federal income tax consequences of owning the Equity Warrants; and
•	any other material terms or conditions of the Equity Warrants.
Debt Warrants
The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:
•	the designation and aggregate number of Debt Warrants;
•	the price at which the Debt Warrants will be offered;
•	the currency or currencies in which the Debt Warrants will be offered;
•	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;
•	the designation and terms of any Equity Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each such Equity Security;
•	the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;
•	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Equity Securities may be purchased upon exercise of each Debt Warrant;
•	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;
•	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;
•	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;
•	material United States federal income tax and Canadian federal income tax consequences of owning the Debt Warrants; and
•	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS
AND SHARE PURCHASE OR EQUITY UNITS
The Corporation may issue share purchase contracts, including contracts obligating holders to purchase from the Corporation, and the Corporation to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may, or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Corporation to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.
The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.
DENOMINATIONS, REGISTRATION AND TRANSFER
The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the Trust Indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Corporation for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Corporation may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If an applicable Prospectus Supplement refers to any registrar or transfer agent designated by the Corporation with respect to any issue of Securities, the Corporation may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.
In the case of book-entry only Securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.
PLAN OF DISTRIBUTION
The Corporation may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.
Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act of 1933 as amended (the “U.S. Securities Act”), and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
LEGAL MATTERS
Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters and, except as otherwise set forth in an applicable Prospectus Supplement, on behalf of any underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Skadden Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.
INTEREST OF EXPERTS
Technical information contained in various documents incorporated herein has been derived from the following technical reports:
1.	Young-Davidson Property — Carl Edmunds, M.Sc., P. Geo, the Corporation’s Manager of Exploration prepared a NI 43-101 report for the Corporation titled “Technical Report on the Underground Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario” dated March 25, 2008 (revised May 9 and May 27, 2008).
2.	Kemess South Mine — Gordon Skrecky P. Eng, the Corporation’s Chief Mine Geologist, and Craig Tomlinson P. Eng, the Corporation’s Mine Superintendent, prepared a NI 43-101 report for the Corporation titled “Technical Report On The December 31, 2007 Reserves For Kemess South Mine” dated May 9, 2008 (revised May 30, 2008).
3.	Fosterville Gold Mine — Simon Hitchman, MAusIMM and Ian Holland, MAusIMM, each an employee of the Corporation and Brad Evans, MAusIMM of Mining Plus, prepared a NI 43-101 report for the Corporation titled “Technical Report on Fosterville Gold Mine, Victoria, Australia” dated March 25, 2008.
4.	Stawell Gold Mines — Dean Fredericksen, M.Sc. Hons and MAusIMM of Fredericksen Geological Solutions Pty Ltd., Glenn Miller, MAusIMM, an employee of the Corporation, and Tamer Dincer, MAusIMM prepared a NI 43-101 report for the Corporation titled “Technical Report on Stawell Gold Mines, Victoria, Australia” dated March 28, 2008.
The Corporation has been advised that neither Messrs. Evans, Fredericksen nor Dincer held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.
As at the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares. The Corporation’s auditors, KPMG LLP, Chartered Accountants, have advised that they are independent of the Corporation within the meaning of the Rules of Professional Conduct / Code of Ethics of the Institute of Chartered Accountants of British Columbia and under all relevant professional and regulatory requirements in the United States. Perseverance’s auditors, Ernst & Young, Chartered Accountants, have advised that they are independent of Perseverance in accordance with the Corporations Act 2001 (Australia).
Except as noted above, none of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.
None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Corporation or any associate or affiliate of the Corporation.
PRIOR SALES
In the 12 months prior to the date of this Prospectus, the Corporation has issued the following securities:

Date of	Number of	Price per	Approximate Gross
Offering	Securities	Security ($)	Proceeds ($)

Stock Options:

1-Oct-07	50,000	$2.70	N/A
8-Feb-08	1,460,000	$2.97	N/A
28-Feb-08	20,000	$3.19	N/A

Date of	Number of	Price per	Approximate Gross
Offering	Securities	Security ($)	Proceeds ($)

Common Shares:

30-Apr-07	11,785	$4.07	47,966
31-May-07	14,120	$3.44	48,574
30-Jun-07	15,955	$3.06	48,824
31-Jul-07	14,116	$3.39	47,854
31-Aug-07	15,054	$3.19	48,024
28-Sept-07	17,389	$2.80	48,691
31-Oct-07	15,335	$3.28	50,302
30-Nov-07	23,123	$3.10	71,681
31-Dec-07	17,525	$3.00	52,576
31-Jan-08	17,153	$2.93	50,260
29-Feb-08	17,372	$3.06	53,159
31-Mar-08	15,915	$3.27	52,042
30-Apr-08	18,583	$2.86	53,149
7-May-07	400	$1.84	736
7-May-07	1,000	$1.78	1,780
26-Jun-07	500	$1.84	920
26-Jun-07	600	$1.78	1,068
29-Jun-07	500	$1.84	920
29-Jun-07	600	$1.78	1,068
29-Jun-07	1,000	$1.78	1,780
29-Jun-07	1,000	$1.84	1,840
13-Aug-07	2,000	$1.84	3,680
4-Sep-07	500	$1.84	920
4-Sep-07	600	$1.78	1,068
5-Sep-07	600	$1.78	1,068
18-Sep-07	500	$1.84	920
18-Sep-07	1,000	$1.78	1,780
7-Nov-07	1,500	$1.84	2,760
7-Nov-07	500	$1.84	920
20-Nov-07	40,000	$2.52	100,800
20-Nov-07	100,000	$1.84	184,000
23-Nov-07	2,000	$2.49	4,980
26-Nov-07	1,800	$1.78	3,204
27-Nov-07	500	$1.84	920
27-Nov-07	600	$1.78	1,068
28-Nov-07	1,000	$1.78	1,780
28-Nov-07	1,000	$1.84	1,840
28-Dec-07	1,500	$1.84	2,760
28-Dec-07	1,000	$1.84	1,840
25-Feb-08	1,200	$2.60	3,120
25-Feb-08	4,000	$2.88	11,520
25-Feb-08	4,000	$1.84	7,360
25-Feb-08	4,000	$1.78	7,120
3-Mar-08	4,000	$2.60	10,400
3-Mar-08	1,200	$1.78	2,136
3-Mar-08	150,000	$1.45	217,500
3-Mar-08	600	$1.78	1,068
3-Mar-08	250,000	$1.45	362,500
3-Mar-08	400	$1.84	736
5-Mar-08	600	$1.78	1,068
5-Mar-08	250,000	$1.45	362,500
6-Mar-08	15,000	$1.84	27,600
11-Mar-08	2,000	$1.84	3,680
17-Mar-08	500	$1.84	920

Date of	Number of	Price per	Approximate Gross
Offering	Securities	Security ($)	Proceeds ($)
20-Mar-08	4,000	$2.49	9,960
24-Mar-08	1,800	$2.60	4,680
28-Mar-08	600	$1.78	1,068
28-Mar-08	2,400	$1.78	4,272
31-Mar-08	20,000	$1.79	35,800
31-Mar-08	20,000	$2.60	52,000
06-May-08	12,000	$1.45	17,400
06-May-08	13,000	$1.45	18,850
06-May-08	12,000	$1.45	17,400
06-May-08	25,000	$1.45	36,250
06-May-08	1,000	$1.78	1,780
06-May-08	13,000	$1.45	18,850
08-May-08	30,000	$1.40	42,000
14-May-08	3,000	$2.49	7,470
03-Jun-08	3,000	$2.49	7,470
PRICE RANGE AND TRADING VOLUMES
The Common Shares are listed and posted for trading on the TSX under the symbol “NGX” and AMEX under the trading symbol “NXG”. The following tables set forth the reported high, and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this Prospectus.

	High	Low	Volume
	($)	($)	(millions)
2007
June	3.47	3.06	11.6
July	3.48	3.14	11.6
August	3.38	2.85	16.5
September	3.30	2.74	14.6
October	3.28	2.55	19.4
November	3.28	2.90	14.2
December	3.14	2.87	6.0
2008
January	3.09	2.55	12.3
February	3.20	2.78	17.7
March	3.27	2.90	21.3
April	3.45	2.83	12.6
May	3.23	2.87	8.0
June 1 – 4	3.10	3.00	1.3
The following tables set forth the reported high, and low closing sale prices and the aggregate volume of trading of the Common Shares on the AMEX during the 12 months preceding the date of this Prospectus.

	High	Low	Volume
	($)	($)	(millions)
2007
June	3.30	2.86	36.4
July	3.38	2.91	38.8
August	3.23	2.69	57.6
September	3.20	2.71	50.4
October	3.44	2.61	56.5
November	3.49	3.05	56.2
December	3.11	2.94	32.1
2008
January	3.11	2.62	46.1
February	3.27	2.82	41.3
March	3.30	2.97	64.4
April	3.38	2.84	76.7
May	3.24	2.85	81.3
June 1 – 4	3.05	2.99	7.5
The closing price of the Northgate Shares on the TSX and AMEX on June 4, 2008 was $3.04 and US$3.00, respectively.

AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Corporation are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia.
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in the City of Vancouver, British Columbia.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Northgate at 815 Hornby Street, Suite 406, Vancouver, British Columbia, V6Z 2E6, Telephone (604) 681-4004 and are also available electronically at www.sedar.com or www.sec.gov.
The following documents of Northgate, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)	the AIF;

(b)	the audited comparative consolidated financial statements for the financial years ended December 31, 2007 and 2006;

(c)	Supplementary Note: Reconciliation to United States Generally Accepted Accounting Principles for the years ended December 31, 2007 and 2006, dated February 18, 2008 and filed on SEDAR on May 16, 2008;

(d)	Supplementary Note: Item 18 Reconciliation to United States Generally Accepted Accounting Principles for the years ended December 31, 2007 and 2006, dated February 18, 2008 and filed on SEDAR on May 16, 2008;

(e)	the amended management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2007;

(f)	the management proxy circular dated March 14, 2008 for Northgate’s annual meeting of shareholders held on May 2, 2008;

(g)	the material change report dated February 21, 2008 announcing that Northgate completed its acquisition of Perseverance on February 18, 2008;

(h)	the unaudited comparative interim consolidated financial statements for the three months ended March 31, 2008 and the notes thereto;

(i)	Supplementary Note: Reconciliation to United States Generally Accepted Accounting Principles for the three months ended March 31, 2008, filed on SEDAR on May 16, 2008;

(j)	management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2008; and

(k)	the BAR.
Any documents of the types referred to above (excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101 that are filed by Northgate with the securities commissions and other similar authorities in Canada after the date of this Prospectus and prior to the termination of the offering under an applicable Prospectus Supplement shall be deemed to be incorporated by reference in and form an integral part of this Prospectus. The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus and the documents incorporated by reference. In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC or in any Report on Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in this Prospectus.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.
A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to purchasers of such Securities together with this Prospectus and the applicable Prospectus Supplement and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.
Upon a new annual information form and the related annual financial statements being filed by the Corporation with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Ernst & Young; consent of Fasken Martineau DuMoulin LLP; consents of Carl Edmunds, Gordon Skrecky, Simon Hitchman, Ian Holland, Brad Evans and Mining Plus, Dean Fredericksen and Fredericksen Geological Solutions Pty Ltd., Glenn Miller, Craig Tomlinson, and Tamer Dincer; powers of attorney from directors and officers of the Corporation; and Form of Indenture between Northgate and The Bank of New York, as Trustee, Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of The Bank of New York.
ADDITIONAL INFORMATION
The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this

Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies.
Investors may read any document that the Corporation has filed with the SEC at the SEC’s public reference room in Washington, D.C. Investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Corporation has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is a corporation existing under the Business Corporations Act (British Columbia). The Corporation’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.
The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

AUDITORS’ CONSENT
We have read the Base Shelf Prospectus of Northgate Minerals Corporation (the “Corporation”) dated June 5, 2008 relating to the qualification for distribution of $250,000,000 of debt securities, common shares, warrants to purchase equity securities, warrants to purchase debt securities, share purchase contracts, and share purchase or equity units of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years then ended. Our report is dated February 18, 2008.

KPMG LLP (Signed)
Chartered Accountants
Vancouver, British Columbia
June 5, 2008